SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Annual Report

ANNUAL REPORT 2010

PRANA
BIOTECHNOLOGY
Limited

ABN 37 080 699 065

Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. Heart disease and cancer have been amongst the most successful areas of drug discovery over the last 20 years.The diseases associated with aging have, however, yet to be fully understood or effectively treated. Diseases of aging are in fact diseases capable of being prevented or cured. They are no longer regarded as an inevitable part of aging.

Prana’s mission is:
To develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain as the aging process progresses.

Contents

Chairman’s Letter	1

Review of Operations	2

Intellectual Property Report	5

Corporate Governance Statement	7

Directors’ Report	12

Auditor’s Independence Declaration	22

Statements of Comprehensive Income	23

Statements of Financial Position	24

Statements of Changes in Equity	25

Cash Flow Statements	26

Notes to the Financial Statements	27

Directors’ Declaration	56

Independent Audit Report	57

Shareholder Information	59

Corporate Information	61

Dear Fellow Shareholders,

I am pleased to report that we have made progress in the past year in spite of what remains a rather challenging economic climate.

In August 2010, one of our founding scientists, Professor Ashley Bush, published a landmark paper in the prestigious journal Cell. The paper consolidated our understanding of the enormous potential of PBT2, our drug in development to treat Alzheimer’s Disease. I was reminded of why we began Prana in the first place - to bring relief to millions of people worldwide affected by Alzheimer’s Disease. With Alzheimer’s representing up to 70% of all dementias, the worldwide number of patients is expected to quadruple from the current 26 million to 106 million by 2050. Alzheimer’s Disease and other dementias are the 4th leading cause of death in the over 65 year old group.

Prana’s lead compound, PBT2, is becoming increasingly competitive in the Alzheimer’s Disease space. The global effort to find a drug to treat Alzheimer’s Disease by stopping or very significantly slowing its progression, has hit challenging times. Current drugs on the market merely treat the existing symptoms for a limited period of time. During the past year, several large and highly anticipated Phase III trials for Alzheimer’s Disease failed to deliver cognitive and functional benefit to patients.

In comparison, as we learn more of how Prana’s PBT2 acts through multiple mechanisms in the brain, we remain convinced that our differentiated therapeutic strategy has the potential to actually modify the disease process underlying Alzheimer’s Disease and offer real benefits to patients. This year we published a Position Statement describing Prana’s evidence based differentiated therapeutic strategy to treat Alzheimer’s Disease. Our vision and expectation is that PBT2 will offer a therapeutic solution to treat the enormous suffering currently experienced by patients, their families and the community at large. I encourage you all to visit our website to review our Position Statement.

Building on Prana’s increasingly promising and validated scientific position, we plan to complete the next phase of trials for PBT2 in order to translate its benefits to patients. The safety and efficacy data that we have demonstrated in the 12 weeks trials, needs to be tested in a larger study for a longer period of time compared to the first trial, which produced promising results. The task of securing the required funding for the planned longer trial (12 months) is now underway. The effects of the ongoing financial crisis in capital markets have delayed these trials, and I appreciate the patience of Prana’s shareholders who share our intense interest that the next clinical trial of PBT2 starts.

Regarding our other programs, we are seeing positive scientific data to advance our programs in at least 3 diseases – Huntington’s Disease, Parkinson’s Disease, and glioblastoma multiforme (GBM), a common form of brain cancer. In each case, our positive preliminary results in treating these diseases arise from our specialized knowledge of the role of metals in their development and progression.

In July 2010, Prana was highlighted in the prestigious Hot Topics segment at the International Conference on Alzheimer’s Disease (ICAD) held in Hawaii. ICAD is the largest and highest profile academic and industry event in Alzheimer’s Disease. This was the third time that PBT2 had been featured in the Hot Topics segment. This year the presentation focused on the potential of PBT2 to be developed as a treatment for Huntington’s Disease. PBT2 was tested in a transgenic animal model of Huntington’s Disease and the treated mice exhibited significant improvement in their coordination, motor function and lifespan. Significantly, examination of the brains of treated mice showed marked reduction in atrophy of the striatal tissue. In Huntington’s Disease, this tissue degenerates resulting in the loss of brain volume, a hallmark of the disease. Expert advisors are encouraging us to test PBT2 in the clinic as a therapy for Huntington’s Disease, a devastating neurodegenerative disorder. They have based this advice on the neuroprotective qualities of PBT2 as well as PBT2’s ability to improve cognition in cognitively impaired patients, a significant problem for Huntington’s Disease patients. Compared to Alzheimer’s Disease trials, the Huntington’s Disease trials will be far cheaper and the pathway to market could be considerably faster.

We still face many challenges, but I remain optimistic that we will accomplish our objectives of moving forward in our clinical studies in order to benefit our loyal shareholders and the millions of patients who are seeking treatments for the disease we target.

I would like to extend my thanks and appreciation to the very dedicated and hard working team of Prana scientists, managers, staff and consultants, as well as to my fellow directors on the Board. I also want to thank Prana’s investors and shareholders for your continued loyalty and support.

Yours Sincerely,

Geoffrey Kempler

Executive Chairman

KEY EVENTS SUMMARY
In early August 2009, Prana received a Decision to Grant from the European Patent Office for its patent covering selected families of 8-Hydroxyquinoline compounds, including PBT2, Prana’s lead clinical drug asset. The patent covers composition of matter claims for PBT2 and other 8-Hydroxyquinolines and their uses in various neurological diseases including Alzheimer’s Disease and Huntington’s Disease.

Shortly after the announcement from the European Patent Office, the United States Patent and Trade Mark Office (USPTO) issued Prana with a Notice of Allowance that stated the USPTO’s intention to grant the patent covering composition of matter claims for PBT2 and other 8-Hydroxyquinolines and pharmaceutical compositions containing these compounds. The Patent went to formal grant in November 2009.

In November 2009, the company met with the U.S. FDA to discuss possible clinical trial options for PBT2 in Alzheimer’s Disease and Huntington’s Disease, the meeting was conducted as part of the FDA Pre-Investigational New Drug (pre-IND) program and provided useful guidance on the data required to submit an IND application in the future for PBT2, in either Alzheimer’s Disease or Huntington’s Disease.

In November 2009, an erratum to the July 2008 edition of The Lancet Neurology journal was published that corrected the original results of the Neuropsychological Test Battery (NTB) arising from the Phase IIa trial. Importantly, the corrected results were that in addition to two measures of Executive Function being significant, the overall Executive Function domain of the NTB comprising five cognitive tests, was significantly improved for those patients taking 250mg of PBT2 compared to patients on placebo. In April 2010, the company finalized its plans for a substantial and definitive Phase IIb trial of PBT2 in Alzheimer’s Disease patients. The trial protocol being designed by an appointed protocol steering committee comprising key Alzheimer’s Disease clinical trial investigators from the United States, Europe and Australia. The trial design centres on examining the cognitive and functional benefits that PBT2 could deliver to patients. Collectively, the corrected cognitive data from the Phase IIa together with this additional analysis provided strong evidence of the ability of PBT2 to improve cognitive Executive Function as measured by the NTB.

In April 2010, an analysis of the responses of individual patients treated with PBT2 in the Phase IIa clinical trial was published in the Journal of Alzheimer’s Disease. The analysis demonstrated that there was a significant probability that any patient that showed cognitive Executive Function improvement in the trial was being treated with 250mg of PBT2. Moreover 81% of patients on the 250mg dose of PBT2 responded better on the Executive Function of the NTB (Neuropsychological Test Battery) score than the best performing patient on placebo. Improvement in ADAS-cog a measure of memory and cognition was observed with patients treated with 250mg of PBT2, almost reaching statistical significance by twelve weeks of the Phase IIa trial.

In light of several drugs failing to hit cognitive endpoints in Phase II or Phase III Alzheimer’s Disease trials during the year for other companies, and armed with evidence that PBT2 can improve cognition, Prana issued a Therapeutic Strategy Paper on it’s website. The paper outlines how such drugs purported to be based on the ‘Amyloid Hypothesis’ for Alzheimer’s Disease have not targeted the actual gain of toxic function by amyloid unlike PBT2 to deliver patient benefit.

In June 2010, Professor Ashley Bush, Prana’s co-founding scientist and a member of the company’s R&D Advisory Board was invited to present at the Annual Meeting of the American Aging Association in Portland, Oregon. Professor Bush reported on the findings from animal models that PBT2 can be effective in reversing age-related cognitive decline by restoring zinc flow across the synapse (the gap between adjacent neurons). Alzheimer’s Disease is believed to exaggerate the loss of normal zinc transport across the synapse due to the ability of amyloid plaques and oligomers in the synapses to trap zinc and copper.

In July 2010, Prana’s Head of Research, Assoc. Professor Robert Cherny presented a paper at the International Conference of Alzheimer’s Disease (ICAD) in Honolulu, Hawaii, entitled “Novel molecular mechanisms for the neurotrophic and neuroprotective effects of PBT2 in Alzheimer’s Disease and Huntington’s Disease”. Dr. Cherny presented new data showing that the effect of transporting zinc and copper to neurons results in the activation of important cell pathways that act to prevent neuronal death and promote neuronal function. In addition, Dr Cherny presented data linking the neuroprotective qualities of PBT2 to beneficial effects on survival, motor coordination and brain tissue preservation in an animal model of Huntington’s Disease.

DRUG DEVELOPMENT AND RESEARCH
PBT2 Clinical Development
In November 2009, Prana presented its pre-clinical and clinical information package to the FDA (U.S. Food and Drug Administration) in accordance with the Pre-Investigational New Drug (IND) Consultation Program. The meeting provided useful guidance on possible steps to take to open an IND Application with the FDA to undertake clinical trials in the United States in Alzheimer’s Disease or Huntington’s Disease. The meeting was productive and provided important information for the company to help form its regulatory strategy for the development of PBT2 in these neurological indications.

During early 2010, internally a Phase IIb trial protocol was developed and finalized under the guidance of an international protocol steering committee. The protocol provides for a substantial trial measuring the effects of PBT2 on cognition and functional abilities in patients with mild to moderate Alzheimer’s Disease. In addition, the company has begun devising a protocol to test PBT2 in Phase II trial of PBT2 in patients in Huntington’s Disease.

During 2009 and 2010, the company has successfully improved its manufacturing and product purification processes of the PBT2 drug substance. This has resulted in an increased efficiency in drug manufacture as evidenced from pilot runs that are now being implemented in large scale manufacturing campaigns to support PBT2’s clinical development in Phase II trials.

PBT2 Research and Animal Modelling
Over the 2009/2010 fiscal year Prana scientists made further progress in revealing how PBT2 influences the complex web of neuronal biochemical signaling pathways which are responsible for switching on and off the production of receptors and growth factors in the brain. These signalling pathways have been found to be turned down in the absence of copper and zinc, which occurs in the aging and Alzheimer’s brain. When these metals are replenished by the “chaperone” - like activity of PBT2, neurons exhibit improved function and plasticity (the ability to change shape and form new electrical connections). Our research studies indicate that in Alzheimer’s disease this neuroprotective or restorative activity of PBT2 coupled with PBT2’s ability to detoxify Abeta protein is responsible for the improvement in cognition observed in animal models and clinical studies to date.

Key publications from the laboratory of Prana Chief Scientific Advisor Professor Ashley Bush published in the first half of 2010 have provided further evidence of the link between age and disease-related defects in metal homeostasis. The first of these, in The Journal of Neuroscience, reported the strong link between the age-dependent loss of the ability of brain cells to pump zinc in and out and the accumulation of zinc in the amyloid plaques in Alzheimer’s Disease. In the second article, published in the top ranked journal Cell, the amyloid precursor protein, the molecule from which A-beta is generated, is shown to have a hitherto unknown function as the neuronal Ferroxidase, the purpose of which is to regulate the export of iron from brain cells. The emerging hypothesis is that age related defects in neuronal metal homeostasis may be exaggerated and accelerated in Alzheimer’s disease.

In July 2010 Prana was invited to present at one of the “Hot Topics” sessions at the Alzheimer’s Association International Conference on Alzheimer’s Disease in Hawaii. The theme of the talk presented by Prana’s Head of Research, A/Prof Robert Cherny was the molecular basis of the neuroprotective properties of PBT2 in animal models of Alzheimer’s Disease, and for the first time in a scientific forum - Huntington’s Disease. The presentation demonstrated that the beneficial effects of PBT2 in animal models of both conditions may derive from stimulation of similar (metal responsive) intracellular signaling pathways. Prana’s lead compound may have clinical application in both indications.

MPAC Pipeline Development
The growth of Prana’s MPAC (Metal Protein Attenuating Compound) technology into various neurological disorders other than Alzheimer’s Disease has been a key element of Prana’s business plan to provide increased opportunity for product diversification. Prana’s MPACs are brain penetrable and orally available neurologically active agents. To date, Prana’s MPAC chemical library has yielded clinical development candidates in Parkinson’s Disease and brain cancer.

Parkinson’s Disease: During 2009/2010 we have continued in vivo testing of selected Parkinson’s Disease drug candidates for their ability to preserve the target tissue in the brain that perishes in Parkinsons Disease, the substantia nigra. The substantia nigra produces dopamine, an important neurotransmitter that controls muscle movement. Several promising compounds were identified that preserved this tissue in two models of Parkinson’s Disease, the 6-Hydroxydopamine and the MPTP model.

Moreover, work undertaken this year has shown that one drug in particular, PBT434 can significantly decrease the amount of a neuronal protein called-synuclein that otherwise aggregates in Parkinson’s Disease to form cellular inclusion bodies called Lewy Bodies, a hallmark of Parkinson’s Disease. The neuroprotective qualities of PBT434 translated into significant improvement in motor function and motor coordination in the disease models. Prana’s therapeutic strategy differs from others strategies by protecting the substantia nigra thus retaining motor function unlike other agents on the market which artificially supplement dopamine levels.

Brain Cancer: Prana had identified several MPAC compounds from its library which have demonstrated significant toxicity against brain cancer, specifically the highly malignant and most common form, glioblastoma multiforme. In work leading up to the end of 2009, several MPACs were tested in three mouse models of this glioma brain cancer, the C6, SMA560 and U87MG models with several compounds showing promising results. In vitro assays of the active compounds revealed that one compound; PBT519 was effective in killing human glioma cells, without affecting healthy neurons. The chemotherapeutic agent, temozolomide is currently the leading drug for use in high grade gliomas yet it only has modest effect on improving patient survival and is often associated with undesirable side effects. To examine the therapeutic potential of PBT519 the company began testing its efficacy in the presence or absence of temozolomide in two animal models of glioma, the SMA560 and U87MG. Previously the company reported preliminary findings which suggested that the combination of PBT519 and temozolomide had improved tumour-reducing effects in animals injected with human glioma cells. These experiments have now been completed and demonstrate that PBT519 was effective in reducing glioma brain tumours. Moreover, when co administered with temozolmide, there was a synergistic effect in further reducing tumour volume compared to single compound treatment with PBT519 or temozolomide in both models of glioblastoma multiforme.

Alzheimer’s Disease Immunotherapy
The science behind the MPAC platform also suggests that the oxidatively modified forms of the A-beta oligomers found in the AD brain, could be immunological targets for vaccine development. Prana undertaking validation of this selective immunological strategy and will conduct mouse passive vaccine trials with its selective monoclonal antibody which targets a proprietary pathological A-beta target epitope but not the normal, endogenous A-beta. Prana is currently in the process of scale up production and purification of the antibody to conduct proof of concept mouse trials. These trials will determine the ability of the antibody to effect improve neuron functioning and cognition.

Amyloid targeting Metallocomplexes
New chemical entities have been generated by Prana scientists that can bind to, and block the metal binding site of A-beta, preventing A-beta from forming toxic aggregates and fibrils. These anti-amyloid ‘metallocomplexes’ represent a second and complementary drug discovery platform to the MPAC platform and may provide novel imaging agents which can reach the brain and specifically bind A-beta. Alternatively the compounds may be tested in the future for diseases outside the brain, such as diabetes, which do involve accumulation of amyloid-type protein aggregates.

INTELLECTUAL PROPERTY DEVELOPMENTS:
Prana has maintained its intellectual property strategy of seeking broad ‘composition of matter’ claims and continuously improving the protection of its platform technology and drug assets. Over the last year Prana has received further approvals from international patent office’s relating to its lead Alzheimer’s Disease drug, PBT2.

•
Four national phase patent cases protect Prana’s core MPAC technology. The first case is directed to the 8-Hydroxyquinoline chemical class which covers PBT2 and other lead 8-Hydroxyquinoline compounds. The other three cases are directed to several ‘Follow Up’ next generation MPAC chemical classes, which comprise alternative MPAC scaffolds to the 8-Hydroxyquinoline chemical scaffold. These patent cases include claims to the MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. All four cases have made further successful progress in their examination through the major international patent offices. In particular:-

(i)
In November 2009, Prana received Grant from the United States Patent and Trade Mark Office for its key patent protecting the clinical drug asset PBT2. The United States patent, which is entitled, ‘8-Hydroxyquinoline Derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2. In October 2009, Prana also received Grant from the Australian Patent and Trademark Office.

(ii)
In June 2010, the corresponding European patent also entitled ‘8-Hydroxyquinoline Derivatives’ protecting Prana’s clinical drug asset PBT2 was placed on to the European Patent Registry after completion of its 9 month post-grant opposition period without challenge. The patent, also covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s Disease and Huntington’s Disease.

(iii)
In February 2010, Prana received Grant from the United States Patent and Trade Mark Office for a sub-class of compounds within its Follow Up’s patent entitled ‘Neurologically active derivatives’. A further divisional case was also filed to seek protection of an additional sub-class of compounds. Also in February 2010, Prana received a Notice of Acceptance from the Australian Patent and Trademark Office for the corresponding Australian patent.

(iv)
The second follow up case entitled ‘Neurologically active compounds’ is directed to alternative, selected MPAC scaffolds has applications granted in South Africa and Singapore. Both applications in Mexico and Russia were Accepted in July 2010.

(v)	The third follow up case entitled ‘Method of Treatment and prophylaxis and agents useful for same’ is directed to novel MPAC scaffolds has had a South African patent Accepted in June 2010.

•
A national phase patent family entitled ‘Methods of treatment of Glioma Brain Tumour’ directed to the use of MPAC compounds for the treatment of brain cancer has cases progressing in Australia, Canada, China, Europe, Japan and the USA.

•
A patent application entitled ‘Neurotoxic Oligomers’ exclusively licensed from The General Hospital Corporation and relating to an immunotherapy treatment for Alzheimer’s Disease continues to be successfully prosecuted in the major jurisdictions. Specific claims to preferred vaccine antigens for active immunotherapy treatment have been Granted in the USA and cases of broader scope have been Granted in Australia and New Zealand.

•
An International (PCT) patent application entitled ‘Compounds for Therapy and Diagnosis’ has progressed to National phase in Australia, Canada, New Zealand, Europe, the United States and Japan. This case covers novel metallocomplex compounds that are designed to treat Alzheimer’s Disease by binding to the metal binding site of A-Beta in the brain. The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s Disease.

•	An Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline Derivative’ has been re-filed to cover alternative synthetic routes to PBT2.

•
An Australian provisional patent application has progressed to an International (PCT) application entitled ‘Quinazolinone compounds’ and covers novel chemical drug candidates for neurological conditions, particularly Parkinson’s Disease.

This document contains some statements which are by their very nature forward looking or predictive. Such forwarding looking statements are by necessity at least partly based on assumptions about the results of future operations which are planned by the Company and other factors affecting the industry in which the Company conducts its business and markets generally. Such forward looking statements are not facts but rather represent only expectations, estimates and/or forecasts about the future and thereby need to be read bearing in mind the risks and uncertainties concerning future events generally. There are no guarantees about subjects dealt with in forward looking statements. Indeed, actual outcomes may differ substantially from that predicted due to a range of variable factors.

Patent	Status	Invention

“A method for assaying and treating Alzheimer’s Disease” Filed: November 12, 1992 Applicant: The University of Melbourne Assigned to Prana Biotechnology Limited
A method for assaying and treating Alzheimer’s Disease
Filed: November 12, 1992
Applicant: The University of Melbourne Assigned to Prana Biotechnology Limited Patents have been granted in Australia, Japan, Canada and the USA and validated in certain European countries.

Patents have been granted in Australia, Japan, Canada and the USA and validated in certain European countries. The invention includes claims directed to the use of specified modulators in the treatment of Alzheimer’s Disease. Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer’s Disease.

“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in the USA and Australia. Patents in Europe and Canada are undergoing examination and examination has been requested in Japan.
The invention encompasses claims to specific classes of agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	Patents have been granted in Australia and New Zealand and the USA. Applications are under examination in the United States (divisional), Canada, China and Japan and Europe.
The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

“8-Hydroxyquinoline derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited
Patents in Europe, USA, New Zealand, Russia, Singapore, Australia, Mexico and South Africa have been granted. A patent in Hong Kong has been registered. Applications in India, Japan, Israel, Canada and China are under examination. Examination has been requested in Brazil and South Korea.
The invention is directed to chemical structures of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited
Patents in the USA, New Zealand, India, Australia, South Africa and Singapore have been Granted. Applications in China, Russia, Canada, Europe, Japan and Israel are under examination. Examination has been requested in Brazil, Mexico and South Korea. A patent in Hong Kong has been processed. Divisional applications have been filed in Europe and Japan.
The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited
Patents have been Granted in Singapore, Mexico and South Africa. An application in Russia has been Accepted. Examination has been requested in Brazil, Canada, India, Israel, Japan and Korea. Applications in Europe, the USA, Australia, New Zealand and China are under examination. A patent in Hong Kong has been processed.
The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions.

“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.

Patent	Status	Invention

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been Granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.

“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	An application has been Accepted in South Africa. Applications have been filed in Australia, Canada, China, Europe, Israel, New Zealand, the USA, South Korea, Japan, India, Brazil and Singapore.	This invention is directed to novel MPAC compounds and compounds for the treatment of Age related Macular Degeneration.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	Applications have been filed in Canada, China, Europe, the USA and Japan. An application in Australia is under examination.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	National phase applications have been filed in Australia, Canada, New Zealand, Europe, the USA and Japan.	This invention is directed to anti-amyloid (metallocomplexes) compounds for the treatment of Alzheimer’s Disease.

“Processes for the preparation of 8-Hydroxyquinoline Derivatives” Filed: 11 December 2008 Applicant: Prana Biotechnology Limited	An Australian provisional application has been filed.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.

“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	A complete international (PCT) application has been filed.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease.

The Company is committed to implementing the highest standards of corporate governance. In determining what those standards should involve, the consolidated entity has considered the ASX Corporate Governance Council’s (‘the Council’) Corporate Governance Principles and Recommendations.

A review of the Company’s ‘Corporate Governance Framework’ is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors (‘the Board’) continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Company and its subsidiaries.

Unless otherwise stated all Policies and Charters meet the Council’s Corporate Governance Principles and Recommendations and have been in effect for the full reporting period. All Policies and Charters are available from the Company or on its website at www.pranabio.com.

To illustrate where the Company has addressed each of the Council’s recommendations, the following table cross-references each recommendation with sections of this report. The table does not provide the full text of each recommendation, but rather the topic covered. The full details of each recommendation can be found on the ASX Corporate Governance Council’s website.

Recommendation		Section
1.1	Functions of the Board and Management	1.1
1.2	Senior Executive Evaluation	1.4.10
1.3	Reporting on Principle 1	1.1;1.4.10
2.1	Independent Directors	1.2
2.2	Independent Chair	1.2
2.3	Role of the Chair and CEO	1.2
2.4	Establishment of Nomination Committee	2.3
2.5	Board and Individual Director Evaluation	1.4.10
2.6	Reporting on Principle 2	1.2; 1.4.10; 2.2.2 and
		Directors’ Report
3.1	Code of Conduct	3.1
3.2	Company Securities Trading Policy	1.4.9
3.3	Reporting on Principle 3	3.1
4.1	Establishment of Audit Committee	2.1
4.2	Structure of Audit Committee	2.1.2
4.3	Audit Committee Charter	2.1
4.4	Reporting on Principle 4	2.1
5.1	Policy for Compliance with Continuous Disclosure	1.4.4
5.2	Reporting on Principle 5	1.4.4
6.1	Communications Policy	1.4.8
6.2	Reporting on Principle 6	1.4.8
7.1	Policies on Risk Oversight and Management	2.1.3
7.2	Risk Management Report	1.4.12
7.3	CEO and CFO Assurance	1.4.11
7.4	Reporting on Principle 7	1.4.11; 1.4.12; 2.1.3
8.1	Establishment of Remuneration Committee	2.2
8.2	Executive and Non-Executive Director Remuneration	2.2.4.1; 2.2.4.2
8.3	Reporting on Principle 8	2.2; 2.2.4.1; 2.2.4.2

1. Board of Directors
1.1 Role of the Board
The Board’s role is to govern the Company rather than to manage it. In governing the Company, the Directors must act in the best interests of the Company as a whole. It is the role of senior management to manage the Company in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

In carrying out its governance role, the main task of the Board is to drive the performance of the consolidated entity. The Board must also ensure that the consolidated entity complies with all of its contractual, statutory and any other legal obligations, including the requirements of any regulatory body. The Board has the final responsibility for the successful operations of the consolidated entity.

To assist the Board to carry out its functions, the Company has adopted and implements a ‘Code of Business Conduct and Ethics Policy’ that governs the conduct of all directors, officers, employees and agents of the Company in the performance of their roles. The ‘Code of Business Conduct and Ethics Policy’ is administered by the Company’s Audit, Risk and Compliance Committee.

1.2 Composition of the Board
The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Company.

The names of the Directors, their independence under the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, qualifications and experience are stated in the Directors’ Profiles on pages 12 to 13 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

>	Directors having the appropriate skills, experience and contacts within the Company’s industry;

>	the Company striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Principles and Recommendations;

>	some significant parties within whom the Company has contractual arrangements being represented on the Board during the early years of the development of the Company; and

>	some major Shareholders being represented on the Board.

A majority of Directors of the Company are classified as being ‘Independent’. However, due to the stage in the Company’s development, the Board believes that the most appropriate person for the position of Chairman is an Executive Officer of the Company. The Executive Officer’s overall expertise is crucial to the Company’s development and negates any perceived lack of independence. The Chairman of the Board is also the Chief Executive Officer (CEO) of the Company.

However, where any Director has material personal interest in a matter and, in accordance with the Australian Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director’s independence is not jeopardised.

The Company has a Nomination Committee whose current members and their qualifications, are detailed in the Directors’ Profiles on pages 12 to 13. Details of attendance of the members of the Nomination Committee are contained on page 20.

1.3 Responsibility of the Board
In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Company. It is required to do all things that may be necessary to be done in order to carry out the objective of the consolidated entity.

Full details of the Board’s role and responsibilities are contained in the Board Charter, a copy of which is available for inspection at the Company’s registered office or on its website at www.pranabio.com.

The Board’s responsibilities are detailed in its Board Charter and cover the following broad categories:

1	Leadership of the organisation
2	Strategy formulation
3	Overseeing planning activities
4	Shareholder liaison
5	Monitoring, compliance and risk management
6	Company finances
7	Human resources
8	Ensuring the health, safety and well-being of Directors, Officers, Employees and Contractors
9	Delegation of authority
10	Remuneration policy
11	Nomination policy

1.4 Board Policies
1.4.1 Conflicts of Interest
Directors must:

•
disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Directors and the interests of any other parties in carrying out the activities of the Company; and

•	if requested by the Board, take reasonable steps to remove any conflict of interest.

If a Director cannot or is unwilling to remove a conflict of interest then the Director must, as per the Corporations Act, absent himself or herself from the room when discussion and/or voting occurs on matters about which the conflict relates.

1.4.2 Commitments
Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Company.

1.4.3 Confidentiality
In accordance with legal requirement and agreed ethical standards, Directors and Key Management Personnel of the Company have agreed to keep confidential, information received in the course of the exercise of their duties and will not disclose non-public information except where disclosure is authorised or legally mandated.

1.4.4 Continuous Disclosure
The Board has designated the Company Secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Company immediately notifies the ASX of information concerning the Company:

1	that a reasonable person would or may expect to have a material effect on the price or value of the Company’s securities; and

2	that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company’s securities.

The Company also posts all information disclosed in accordance with this policy on the Company’s website in an area accessible by the public.

1.4.5 Education and Induction
An induction program has been established for new Directors, in which they are given a full briefing on the Company.

Information conveyed to new Directors includes:

•	details of the roles and responsibilities of a Director;

•	formal policies on Director appointment as well as conduct and contribution expectations;

•	details of all relevant legal requirements;

•	a copy of the Board Charter;

•	guidelines on how the Board processes function;

•	details of past, recent and likely future developments relating to the Board including anticipated regulatory changes;

•	background information on and contact information for key people in the organisation including an outline of their roles and capabilities;

•	a synopsis of the current strategic direction of the Company, including a copy of the current strategic plan and annual budget;

•	an analysis of the Company; and

•	a copy of the Constitution of the Company;

During the year, all Directors have full access to all Company records and received Financial and Operational Reports at each Board Meeting.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continual professional development.

1.4.6 Independent Professional Advice
Directors collectively or individually have the right to seek independent professional advice at the Company’s expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

1.4.7 Related Party Transactions
Related party transactions include any financial transaction between a Director and the Company and will be reported in writing at each Board meeting. Unless there is an exemption under the Australian Corporations Act 2001 from the requirement to obtain shareholder approval for the related party transaction, the Board cannot approve the transaction.

1.4.8 Shareholder Communication
The Company respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Company is committed to:

1	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Company;

2	giving Shareholders ready access to balanced and understandable information about the Company and Corporate Proposals;

3	making it easy for Shareholders to participate in General Meetings of the Company; and

4
requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder’s questions about the conduct of the audit, and the preparation and content of the Auditor’s Report.

Any Shareholder wishing to make inquiries of the Company is advised to contact the registered office. All public announcements made by the Company can be obtained from the ASX’s website www.asx.com.au.

Information is communicated to shareholders through:

•	the annual report which is published on the Company’s website and distributed to shareholders where specifically requested;

•
the half-year shareholder’s report which is published on the Company’s website and distributed to shareholders where specifically requested, containing summarised financial information and a review of the operations during the period since the annual report; and

•	other correspondence regarding matters impacting on shareholders as required.

1.4.9 Trading in the Consolidated Entity’s Shares
The Company has a share trading policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Company. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Company are aware of the legal restrictions on trading in Company securities while in possession of unpublished price-sensitive information.

Unpublished price-sensitive information is information regarding the Company, of which the market is not aware, that a reasonable person would expect to have a material effect on the price or value of the Company’s securities.

1.4.10 Performance Review/Evaluation
The Board undertakes an annual evaluation of Board and director performance. All senior executives of the Company are subject to an annual performance evaluation. During the reporting period the board and individual performance evaluations were conducted on an informal basis. This provided feedback and evaluation for future development.

Further information on policies and procedures established to evaluate the performance of the Board are set out in the Director’s Report under the section headed ‘Remuneration Report’ on pages 14 to 19.

1.4.11 Attestations by Chief Executive Officer (CEO) and Chief Financial Officer (CFO)
In accordance with the Board’s policy, the CEO and Chief Financial Officer (“CFO”) have made attestations recommended by the ASX Corporate Governance Council as to the Company’s financial condition prior to the Board signing this Annual Report.

1.4.12 Risk Management Accountability
The Audit, Risk & Compliance Committee has established a policy for risk oversight and management within the Company. This is periodically reviewed and updated.

The CEO and CFO have given a statement to the Board that:

a)
in accordance with Recommendation 7.3 of ASX Corporate Governance Principles and Recommendations (2nd Edition), that the Financial Statements are founded on a sound system of risk management and internal compliance and control which implements the Policies adopted by the Board; and

b)	the Company’s ‘Risk Management and Internal Compliance and Control System’, in so far as it relates to financial risk, is operating effectively in all material aspects.

2. Board Committees
2.1 Audit, Risk and Compliance Committee
The Company has a duly constituted Audit, Risk and Compliance Committee.

Below is a summary of the role, composition and responsibilities of the Audit, Risk and Compliance Committee (‘Audit Committee’). Further details are contained in the Audit Committee’s Charter, which is available from the Company or on its website at www.pranabio.com.

2.1.1 Role
The Audit Committee is responsible for assisting the Board of Directors in overseeing the:

•	Integrity of the Company’s financial statements;

•	Independent auditor’s qualifications, independence and performance;

•	Company’s financial reporting processes and accounting policies;

•	Performance of the Company’s internal audit function; and

•	Company’s compliance with legal and regulatory requirements.

2.1.2 Composition
The Audit Committee, consisting of three Independent Non-Executive Directors. The current members of the Audit Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 12 to 13.

The Audit Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained on page 20.

2.1.3 Responsibilities
The Audit Committee reviews the audited annual and half-yearly financial statements and any reports which accompany published financial statements before submission to the Board and recommends their approval.

The Audit Committee also recommends to the Board the appointment of the external auditor each year, reviews the appointment of the external auditor, their independence, the audit fee and any questions of resignation or dismissal.

The Audit Committee is also responsible for establishing policies on risk oversight and management.

2.2 Remuneration Committee
2.2.1 Role
The role of the Remuneration Committee is to oversee and make recommendations to the Board with respect to the compensation of the Company’s Directors including the Chief Executive Officers; and to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, including share and American Depository Receipts (‘ADRs’) option plans and other employee benefit plans. The Remuneration Committee is responsible for the administration of the Company’s share and ADRs option plans and any other employee benefit plans.

2.2.2 Composition
The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 12 to 13.

The Remuneration Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Remuneration Committee are contained on page 20.

The Company also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. This Committee is a sub-committee of the Remuneration Committee.

2.2.3 Responsibilities
The Company has adopted a Remuneration Committee to administer the Company’s remuneration policy. The Committee is responsible for:

•	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Company;

•	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;

•	reviewing performance hurdles associated with incentive plans;

•	making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by shareholders at General Meetings from time to time;

•	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;

•	succession planning for the CEO and Senior Executive Officers; and

•	performance assessment of the CEO and Senior Executives Officers.

2.2.4 Remuneration Policy
Current remuneration is disclosed in the Remuneration Report contained in the Directors’ Report on pages 14 to 19 and in Note 6 on pages 38 to 40.

Shareholders are invited to vote on the adoption of the report at the Company’s annual general meeting.

2.2.4.1 Senior Executive Remuneration Policy
The Company is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with ‘Best Practice’ as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or options may also be granted based on an individual’s performance, with those granted to Directors subject to Shareholder approval.

2.2.4.2 Non-Executive Director Remuneration Policy
Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Company without prior Shareholder approval.

2.3 Nomination Committee
2.3.1 Role
The role of the Nominations Committee is to determine the director nominees for ideal candidates, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

2.3.2 Composition
The current members of the Nomination Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 12 to 13.

The Nomination Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Nomination Committee are contained on page 20.

3. Interests of Stakeholders
3.1 Company Code of Conduct
As part of its commitment to recognising the legitimate interests of Stakeholders, the Company has established a ‘Code of Business Conduct and Ethics’ to guide compliance with legal and other obligations to legitimate Stakeholders.

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its ‘Code of Business Conduct and Ethics Policy’. This code includes the following:

Responsibilities to Shareholders and the Financial Community Generally
The Company complies with the spirit as well as the letter of all laws and regulations that govern shareholders’ rights. The Company has processes in place designed to ensure the truthful and factual presentation of the Company’s financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

Employment Practices
The Company endeavours to provide a safe workplace in which there is equal opportunity for all employees at all levels of the Company. The Company does not tolerate the offering or acceptance of bribes or the misuse of Company assets or resources.

Obligations Relative to Fair Trading and Dealing
The Company aims to conduct its business fairly and to compete ethically and in accordance with relevant competition laws and strives to deal fairly with the Company’s customers, suppliers and competitors and encourages its employees to strive to do the same.

Responsibilities to the Community and to Individuals
As part of the community the Company is committed to conducting its business in accordance with applicable environmental laws and regulations and supports community charities.

The Company is committed to keeping private information from employees, clients, customers, consumers and investors confidential and protected from uses other than those for which it was provided.

Conflicts of Interest
Directors and employees must avoid conflicts as well as the appearance of conflicts between personal interests and the interests of the Company.

How the Company Complies with Legislation Affecting its Operations
Within Australia, the Company strives to comply with the spirit and the letter of all legislation affecting its operations. Outside Australia, the Company will abide by local laws in all countries in which it operates. Where those laws are not as stringent as the Company’s operating policies, particularly in relation to the environment, workplace practices, intellectual property and the giving of “gifts”, Company policy will prevail.

How the Company Monitors and Ensures Compliance with its Code
The Board, management and all employees of the Company are committed to implementing this ‘Code of Business Conduct and Ethics’ and each individual is accountable for such compliance. Disciplinary measures may be imposed for violating the Code.

The Directors of Prana Biotechnology Limited submit herewith the annual financial report of the Company for the financial year ended 30 June 2010. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

DIRECTORS
The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Paul Marks	Non-Executive Independent Director
(Appointed 14 January 2010)

COMPANY SECRETARY
Mr Richard Revelins has served as the Company’s Company Secretary since 7 February 2000. Mr Revelins was appointed Chief Financial Officer of the Company in June 2004. Mr Revelins is an Executive Director and principal of Peregrine Corporate Ltd, an Australian based investment bank. Mr Revelins has held senior positions in international merchant banks and is currently the chairman of Entermo Ltd (appointed 12 December 2008) and a Director of Mining Projects Group Ltd (appointed 29 August 1991), an ASX listed company.

PRINCIPAL ACTIVITIES
The consolidated entity’s principal activities during the course of the year were to commercialise research into Alzheimer’s Disease and other major age-related degenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

REVIEW AND RESULTS OF OPERATIONS
The consolidated net loss of the consolidated entity after providing for income tax amounted to $4,906,922 (2009: $7,522,789 loss). For further detail, refer to the Review of Operations set out on page 2.

DIVIDENDS PAID OR RECOMMENDED
The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect of the 2010 financial year.

SHARE OPTIONS GRANTED TO DIRECTORS AND KEY MANAGEMENT PERSONNEL
During or since the end of the financial year no share options were granted by Prana Biotechnology Limited to the Directors of the Company.

During or since the end of the financial year an aggregate of 292,256 share options were granted by Prana Biotechnology Limited to the following Key Management Personnel of the Company:

Key Management	No. of Options	No. of Ordinary Shares
Personnel	Granted	Under Options Granted
Ms Dianne Angus	292,256	292,256
	292,256	292,256

EARNINGS PER SHARE
Basic loss per share 2.16 cents (2009: 3.72 cents).

CORPORATE STRUCTURE
Prana Biotechnology Limited is a Company limited by shares that was incorporated in and is domiciled in Australia. Prana Biotechnology Limited has 2 subsidiaries:

*	Prana Biotechnology Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and

*	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

EMPLOYEES
The Company had 12 employees at 30 June 2010 (2009: 12 employees).

SIGNIFICANT CHANGES IN STATE OF AFFAIRS
In the opinion of the Directors, there were no significant changes in the state of affairs of the consolidated entity during the financial year under review not otherwise disclosed in this Annual Report.

AFTER BALANCE DATE EVENTS
There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES
The likely developments in the consolidated entity’s operations, to the extent that such matters can be commented upon, are covered in the Review of Operations on page 2 of this Annual Report. In the opinion of the Directors, disclosure of information regarding the expected results of those operations in financial years after the current financial year is not predictable at this stage, or may prejudice the interests of the consolidated entity. Accordingly, this information has not been included in this report.

ENVIRONMENTAL ISSUES
The consolidated entity is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The consolidated entity’s scientific research activities are in full compliance with all prescribed environmental regulations.

INFORMATION ON DIRECTORS
The names and particulars of Directors of the Company in office at any time during or since the end of the financial year are:

Mr Geoffrey Kempler - Executive Chairman and Chief Executive Officer
Appointed to the Board - 11 November 1997
Last Elected by shareholders - 17 November 2004
Qualifications - B.Sc. Grad. Dip. App. Soc. Psych

Experience - Mr Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of our Company. Mr Kempler is a qualified psychologist. Mr Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.

Interest in Shares and Options - 17,055,000 ordinary shares and 2,000,000 options over ordinary shares
Committees - Nil
Current or Former Directorships held in other listed entities within the last 3 years - Nil

Mr Brian Meltzer - Non-Executive Independent Director
Appointed to the Board - 9 December 1999
Last Elected by shareholders - 28 November 2008
Qualifications - B. Com., M Ec.

Experience - Mr Meltzer has over 30 years experience in economics, finance and investment banking. Mr. Meltzer is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the boards of the Australian-Israel Chamber of Commerce and is Deputy Chairman of Independence Australia (previously Paraquad).
Interest in Shares and Options - 326,666 ordinary shares and 650,000 options over ordinary shares
Committees - Chairman of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee
Current or Former Directorships held in other listed entities within the last 3 years - Nil

Dr George Mihaly - Non-Executive Independent Director
Appointed to the Board - 9 December 1999
Last Elected by shareholders - 27 November 2009
Qualifications - B. Pharm, M.Sc., Ph.D. FAICD

Experience - Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia’s leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 35 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.
Interest in Shares and Options - 226,666 ordinary shares and 650,000 options over ordinary shares
Committees - Member of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee.
Current or Former Directorships held in other listed entities within the last 3 years - Nil

Mr Peter Marks - Non-Executive Independent Director
Appointed to the Board - 29 July 2005
Last Elected by shareholders - 28 November 2008
Qualifications - BEc LLB Grad. Dip. Comm. Law MBA

Experience - Mr Marks also serves as Executive Chairman of KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory and medicine space. From September 1998 until March 2001, Mr Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr Marks served as Head of the Melbourne Companies Department at the Australian Stock Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.

In his roles with these various financial institutions, Mr Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr Marks is currently a Director of Peregrine Corporate Ltd, an Australian based investment bank and Watermark Global Plc, an AIM listed company commercialising the treatment & recycling of acid mine drainage water from South African mines.
Interest in Shares and Options - 43,111 ordinary shares and 650,000 options over ordinary shares
Committees - Member of the Audit, Risk and Compliance Committee
Current or Former Directorships held in other listed entities within the last 3 years - Watermark Global Plc (appointed November 2005) Karmelsonix Ltd (appointed 21 November 2006)

Mr Paul Marks - Non-Executive Independent Director
Appointed to the Board - 14 January 2010
Last Elected by shareholders —
Qualifications - BEng(Chem), MAppFin

Experience - Mr. Marks has extensive experience in healthcare and mining investment, foreign exchange and commodities trading. He was Vice-President of Foreign Exchange with Prudential-Bache Securities and Senior FX Strategist with National Australia Bank. Since the mid-1990’s, Mr. Marks has specialised in private investments in listed and unlisted companies. A chemical engineer and mathematician by training, Mr. Marks holds a Bachelor of Chemical Engineering and a Masters in Applied Finance.

Mr. Marks has been a large shareholder in Prana for several years and has participated in a number of the Company’s financings.

Mr. Marks is also a director of Conquest Mining Limited (ASX: CQT) and is on the Board of several unlisted private companies.
Interest in Shares and Options - 8,589,361 ordinary shares and 701,754 options over ordinary shares
Committees - Nil
Current or Former Directorships held in other listed entities within the last 3 years - Conquest Mining Ltd (appointed 18 December 2009)

REMUNERATION REPORT
The information provided under Sections A to E includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

The information in this report has been audited as required by section 308(3C) of the Corporations Act 2001.

The Directors of Prana Biotechnology Limited during the year were:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Paul Marks	Non-Executive Independent Director

The Key Management Personnel of Prana Biotechnology Limited during the year were:

Mr Richard Revelins	Company Secretary and Chief Financial Officer
Ms Dianne Angus	Chief Operating Officer

These were the only executives of Prana Biotechnology Limited and the consolidated entity during the financial year ended 30 June 2010.

A. Principles used to determine the nature and amount of remuneration
Remuneration Policy
Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives and Executive Directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-Executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Remuneration Policy versus Company Financial Performance
The Company’s Remuneration Policy is not directly based on the Company’s performance, rather on industry practice.

The Company’s primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Company’s performance over the past 5 years.

Performance based Remuneration
The purpose of a performance bonus is to reward individual performance in line with Company objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for the Company. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

The Company uses a variety of KPI’s to determine achievement, depending on the role of the Executive being assessed. These include:

*	successful contract negotiations;

*	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or

*	achievement of research project milestones within scheduled time and/or budget.

For details of performance based remuneration refer to Employment Contracts of Directors and Key Management Personnel on page 18.

B. Details of Remuneration
The remuneration for each Director and each of the Key Management Personnel of Prana Biotechnology Limited and the Group during the year was as follows:

	Short-term employee benefits			Post-Employment
				Benefits	Share-based
	Cash salary		Non-monetary	Superannuation	Payments
	and fees	Cash bonus	benefits	Contribution	Equity	Total
2010	$	$	$	$	$	$

Directors
Mr Geoffrey Kempler 1 & 5	366,729	-	-	36,673	92,724	496,126
Mr Brian Meltzer [1]	82,569	-	-	7,431	27,817	117,817
Dr George Mihaly [1]	75,000	-	-	-	27,817	102,817
Mr Peter Marks [1]	55,000	-	-	-	12,328	67,328
Mr Paul Marks	16,820	-	-	1,514	-	18,334
	596,118	-	-	45,618	160,686	802,422

Key Management Personnel
Mr Richard Revelins [1]	80,000	-	-	-	-	80,000
Ms Dianne Angus 2,3,4 & 5	296,153	50,000	-	31,154	52,662	429,969
	376,153	50,000	-	31,154	52,662	509,969

[1]
This includes equity issued as per the AGM’s held on 30 November 2005 and 17 November 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options issued in 2004 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 for five consecutive trading days. See the 2009 remuneration table on page 16 for valuations of the options approved at the 30 November 2005 and 17 November 2004 AGM’s.

[2]
This includes equity issued to Ms Angus in the 2009 financial year. As per Australian accounting standards the options issued to Ms Angus were valued at grant date and are being expensed over the aticipated life of the options. See the 2009 remuneration table on page 16 for valuations of the options issued to Ms Angus during the 2009 year.

[3]	Ms Angus received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the following inputs:
Grant Date: 27 May 2010	Volatility: 88%
Exercise Price: $0.15	Risk-free Interest Rate: 4.75%
Stock Price: $0.15	Dividend Yield: 0%
Years to Expiry: 3.85	Option Price: $0.10
[4]
Ms Angus received a salary increase during the year to $315,637 plus 9% superannuation, which is an increase from 292,256 plus 9% superannuation. During the year Ms Angus received a cash bonus of $50,000 in accordance with her employment contract in relation to her performance during 2009 and continued commitment to the Company.

[5]
In accordance with employment contracts, long service leave has been accrued in respect of Geoffrey Kempler and Dianne Angus. At 30 June 2010, $76,651 had been accrued to date. No amounts have been paid in the 30 June 2010 financial year.

	Short-term employee benefits			Post-Employment
				Benefits	Share-based
	Cash salary		Non-monetary	Superannuation	Payments
	and fees	Cash bonus	benefits	Contribution	Equity	Total
2009	$	$	$	$	$	$

Directors
Mr Geoffrey Kempler 1, 2 & 5	299,904	-	-	29,992	240,413	570,309
Mr Brian Meltzer 1 & 3	68,807	-	-	6,193	72,124	147,124
Dr George Mihaly 1 & 3	62,500	-	-	-	72,124	134,624
Mr Peter Marks1 & 3	45,833	-	-	-	56,635	102,468
	477,044	-	-	36,185	441,296	954,525

Key Management Personnel
Mr Richard Revelins 1 & 3	66,667	-	-	-	44,307	110,974
Ms Dianne Angus 4 & 5	292,256	-	-	26,303	11,718	330,277
	358,923	-	-	26,303	56,025	441,251

[1]
This includes equity issued as per the AGM’s held on 30 November 2006, 30 November 2005 and 30 November 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options issued in 2005 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 and $0.80 respectively for five consecutive trading days.

The option price of options approved at the 17 November 2004 AGM was calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: 17 November 2004	Barrier: $1.00
Pricing Model: American	Days to Expiry: 208
Option Type: Call	Volatility: 70%
Barrier Type: Up and In	Risk-free Interest Rate: 5.05%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.56	Option Price: $0.51
The option price of options approved at the 30 November 2005 AGM was calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: 30 November 2005	Barrier: $1.00
Pricing Model: American	Days to Expiry: 1609
Option Type: Call	Volatility: 110%
Barrier Type: Up and In	Risk-free Interest Rate: 5.35%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.21	Option Price: $0.18
The option price of options approved at the 30 November 2006 AGM was calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: 30 November 2006	Barrier: $0.80
Pricing Model: American	Days to Expiry: 974
Option Type: Call	Volatility: 100%
Barrier Type: Up and In	Risk-free Interest Rate: 6.02%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.43	Option Price: $0.38
[2]	On 1 March 2009, Mr Kempler voluntarily elected to reduce his salary, the total decrease was $73,484. This is a decrease to $329,896 from $403,380.
[3]
Effective from 1 March 2009, the Non Executive Directors and Company Secretary voluntarily elected to reduce their salaries by 50% for the period 1 March 2009 to 30 June 2009; this represents a decrease of:

Mr Brian Meltzer	$15,000
Dr George Mihaly	$12,500
Mr Peter Marks	$9,167
Mr Richard Revelins	$13,333
[4]	Ms Angus received unlisted options during the year. The option prices were calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: 26 May 2009	Barrier: $0.40
Pricing Model: American	Days to Expiry: 1,898
Option Type: Call	Volatility: 52%
Barrier Type: Up and In	Risk-free Interest Rate: 3.56%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.22	Option Price: $0.18
[5]
In accordance with employment contracts, long service leave has been accrued in respect of Geoffrey Kempler and Dianne Angus. At 30 June 2009, $57,499 had been accrued to date. No amounts have been paid in the 30 June 2009 financial year.

PERFORMANCE INCOME AS A PROPORTION OF TOTAL REMUNERATION
All Executives are eligible to receive incentives whether through employment contracts or by the recommendation of the Board. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past two years, the Directors and the Company Secretary did not receive any new equity. Employees have received equity as recommended by the Remuneration Committee.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed Remuneration		At Risk - LTI
Directors	2010	2009	2010	2009
Mr Geoffrey Kempler	81%	58%	19%	42%
Mr Brian Meltzer	76%	51%	24%	49%
Dr George Mihaly	73%	46%	27%	54%
Mr Peter Marks	82%	45%	18%	55%
Mr Paul Marks	100%	-	-	-

Key Management Personnel
Mr Richard Revelins	100%	60%	-	40%
Ms Dianne Angus	88%	96%	12%	4%

At risk long term incentive (LTI) relates to remuneration provided in the form of share based payments. There are no short term incentives considered to be at risk in the current or prior year.

C. Share-based compensation
At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the consolidated entity’s intellectual property rights. Due to the consolidated entity’s US presence, a US plan and an Australian plan were developed. At 30 June 2010 equity had been issued to 1 previous Director, while a Director, under the US plan and 5 Directors, 3 Key Management Personnel, 16 employees and 16 consultants under the Australian Plan.

The terms and conditions of each grant of options affecting Director and Key Management Personnel remuneration in the previous, this or future reporting periods are as follows:

	Date vested and		Exercise	Share Price		Value per option
Grant date	exercisable	Expiry date	Price	Hurdle	Vested	at grant date
17 November 2004		30 June 2010	$0.000	$1.00	No	$0.51
30 November 2005		30 June 2010	$0.000	$1.00	No	$0.18
7 August 2006	7 September 2006	7 August 2014	$0.000	$0.40	Yes	$0.08
2 October 2006	6 October 2006	7 August 2014	$0.000	$0.40	Yes	$0.48
30 November 2006		31 July 2009	$0.000	$0.80	No	$0.38
12 June 2007	28 December 2007	7 August 2014	$0.000	$0.40	Yes	$0.34
5 December 2007	5 December 2007	31 October 2010	$0.000	$0.00	Yes	$0.23
20 December 2007	20 December 2007	31 October 2010	$0.300	$0.00	Yes	$0.50
26 May 2009		7 August 2014	$0.000	$0.40	No	$0.18
8 June 2010	8 June 2010	31 March 2014	$0.150	$0.00	Yes	$0.10

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by the Company of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weigted average price at which the Company’s shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Committee determines to be appropriate under the circumstances.

The plan rules contain a restriction on removing the ‘at risk’ aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the ‘at risk’ aspect of an instrument before it vests.

During the current and previous financial year no options over ordinary shares in the Company were provided as remuneration to any Director of Prana Biotechnology Limited. Details of the options over ordinary shares in the Company provided as remuneration to each of the Key Management Personnel of the parent entity and Group are set out below.

	Number of options granted during the year		Number of options vested during the year
Key Management Personnel	2010	2009	2010	2009
Ms Dianne Angus	292,256	194,837	292,256	-

No ordinary shares were issued as a result of exercise of remuneration options by Directors and Key Management Personnel of Prana Biotechnology Limited during the current or previous financial year.

D. Employment Contracts of Directors and Key Management Personnel
The following Directors and Key Management Personnel were under contract at 30 June 2010:

Directors	Duration	Notice Requirements	Termination
Mr Geoffrey Kempler	Until termination by either party Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfil this clause
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		Without Good Reason Mr Kempler may terminate with 90 days notice	* Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Company may terminate with 90 days notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfil this clause
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		With Cause the Company may terminate with 30 days notice	* Bonus pro-rated only if termination occurs in 1st year

Key Management Personnel
Ms Dianne Angus	Until termination by either party Signed 2 October 2006 Letter Agreement signed 12 June 2007	For Good Reason Ms Angus may terminate with 30 days notice
*  Pay remuneration entitlements 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity

* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		Without Good Reason Ms Angus may terminate with 120 days notice	* Permitted to keep and/or exercise options that have vested at the time of termination
* Accrued entitlements including all unreimbursed business expenses
Without Cause the Company may terminate with 120 days notice
*  Pay remuneration entitlements 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity

* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		With Cause the Company may terminate without notice	* Accrued entitlements including all unreimbursed business expenses * Permitted to keep and/or exercise options that have vested at the time of termination

E. Additional information
Details of Remuneration: Cash Bonuses and Options
Ms Dianne Angus received a $50,000 cash bonus during the current financial year. The bonus was received as part of her annual performance review in recognition for her performance during the year and her continued commitment to the Company. No cash bonuses were paid or have been forfeited in the previous financial year.

The following table provides the percentage of the available grant of share options that was paid or that vested in the financial year and the percentage that was forfeited.

				Financial years	Minimum total	Total value
				in which options	value of grant	of grant yet
	Year Granted	Vested	Forfeited	may vest	yet to vest	to vest
		%	%		$	$

Directors
Mr Geoffrey Kempler *	-	-	-	-	-	-
Mr Brian Meltzer *	-	-	-	-	-	-
Dr George Mihaly *	-	-	-	-	-	-
Mr Peter Marks *	-	-	-	-	-	-
Mr Paul Marks	-	-	-	-	-	-

*	These options expired at 5pm on the 30 June 2010 and were removed from the securities register on 1 July 2010.

Key Management Personnel
Ms Dianne Angus	2010	100%	-	-	-	-

Share based payment as a proportion of remuneration and value of options and warrants at grant date and exercise date.

	A	B	C	D	E
	Remuneration	Value at	Value at	Value at	Total of columns
	consisting of equity	grant date	exercise date	lapse date	B - D

Directors
Mr Geoffrey Kempler	19%	513,410	-	-	513,410
Mr Brian Meltzer	24%	154,023	-	-	154,023
Dr George Mihaly	27%	154,023	-	-	154,023
Mr Peter Marks	18%	54,345	-	-	54,345
Mr Paul Marks	0%	-	-	-	-

Key Management Personnel
Mr Richard Revelins	0%	-	-	-	-
Ms Dianne Angus	12%	64,380	-	-	64,380

A = The percentage of the value of remuneration consisting of options based on the value of the grant date set out in column B.
B = The value at grant date calculated in accordance with AASB 2 Share based payment of options granted during the year as part of remuneration
C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year
D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year

MEETINGS OF DIRECTORS
The following table sets out the number of Directors’ Meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director.

During the financial year 18 Board Meetings, 7 Audit, Risk and Compliance Committee Meetings, 2 Nomination Committee Meetings and 2 Remuneration Committee Meetings were held.

	Board Meetings				Committee Meetings
			Audit, Risk &
			Compliance Committee		Nomination Committee		Remuneration Committee
	Number		Number		Number		Number
	eligible	Number	eligible	Number	eligible	Number	eligible	Number
	to attend	attended	to attend	attended	to attend	attended	to attend	attended
Mr Geoffrey Kempler	18	18	-	-	-	-	-	-
Mr Brian Meltzer	18	18	7	7	2	2	2	2
Dr George Mihaly	18	18	7	7	2	2	2	2
Mr Peter Marks	18	18	7	6	-	-	-	-
Mr Paul Marks	8	5	-	-	-	-	-	-

INDEMNIFYING DIRECTORS AND OFFICERS
During the financial year the Company maintained an insurance policy to indemnify Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Company or any related body corporate against a liability incurred as such an Officer or Auditor.

SHARE OPTIONS/WARRANTS ON ISSUE AT 30 JUNE 2010
As at 30 June 2010 the unissued ordinary shares of Prana Biotechnology Limited under options/warrants were as follows:

		Number under
Date of expiry	Exercise price ($)	option/warrant	Exercise Hurdle
31 October 2010	AUD 0.00	1,066,583
31 October 2010	AUD 0.37	5,395,112
31 October 2010	AUD 0.30	2,400,000
30 November 2010	AUD 0.43	5,395,112
31 December 2011	AUD 0.00	341,865	[1] These share options can only be exercised once the share price of the Company reaches AUD$0.50 for 5 consecutive trading days.
17 December 2012	USD 0.50	3,800,000	[1]
23 September 2012	AUD 0.30	3,500,000
23 September 2012	AUD 0.30	3,500,000
11 September 2013	AUD 0.30	10,000,000
31 March 2014	AUD 0.15	1,418,756
7 August 2014	AUD 0.00	2,150,690	These share options can only be exercised once the share price of the Company reaches AUD$0.40 for 5 consecutive trading days
		35,468,118

[1]
These options/warrants are convertible to ADRs, 1 ADR = 10 ordinary shares. The number under option/warrant represents the ordinary share number. The exercise price represents the exercise price per ordinary share.

SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS/WARRANTS
During the year ended 30 June 2010, the following ordinary shares of Prana Biotechnology Limited were issued as a result of the exercise of an option. Since 30 June 2010, no ordinary shares of Prana Biotechnology Limited have been issued as a result of the exercise of options.

Exercise Date	Amount Paid ($) per Share	Number of Shares Issued
15 July 2009	$0.00	180,666
2 September 2009	$0.00	54,500
8 October 2009	$0.00	105,232
2 March 2010	$0.00	80,000
		420,398

There are no amounts unpaid on the shares issued as a result of the exercise of the options in the 2010 financial year. The amount paid per share is the same as the exercise price.

PROCEEDINGS ON BEHALF OF COMPANY
No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

NON-AUDIT SERVICES
The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company are important.

During the year ended 30 June 2010 the Company did not engage the external auditor to provide non-audit services.

AUDITOR’S INDEPENDENCE DECLARATION
The lead auditor’s independence declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2010 has been received and can be found on page 22.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Director

Mr Geoffrey Kempler

Dated this 30th day of September 2010

UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF PRANA BIOTECHNOLOGY LIMITED ABN: 37 080 699 065

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
www.pwc.com/au

Auditor’s Independence Declaration

As lead auditor for the audit of Prana Biotechnologies Limited for the year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prana Biotechnologies Limited and the entities it controlled during the period.

Andrew Barlow	Melbourne
Partner	30 September 2010
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

FOR THE YEAR ENDED 30 JUNE 2010

		Consolidated Entity
	Note	2010	2009
		$	$
Revenue from ordinary activities	3	215,008	428,193
Intellectual property expenses	4	(431,082)	(1,107,534)
Auditor and accounting expenses	4	(168,909)	(129,998)
Research and development expenses	4	(87,992)	(2,215,358)
Personnel expenses	4	(3,087,234)	(3,832,804)
Depreciation expenses	4	(35,290)	(34,190)
Other expenses	4	(940,699)	(978,875)
Travel expenses	4	(234,555)	(195,251)
Public relations and marketing expenses	4	(130,090)	(222,679)
Foreign exchange gain (loss)	4	(6,079)	(6,723)
Gain (loss) on fair valuation of financial liabilities	4	-	772,430
Loss before income tax expense		(4,906,922)	(7,522,789)
Income tax expense	5	-	-
Loss for the year		(4,906,922)	(7,522,789)
Other comprehensive income		-	-
Total comprehensive income for the year		(4,906,922)	(7,522,789)

Loss per share		Cents	Cents
Basic loss per share (cents per share)	8a	(2.16)	(3.72)
Diluted loss per share (cents per share)	8b	(2.16)	(3.72)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

AS AT 30 JUNE 2010

		Consolidated Entity
	Note	2010	2009
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	5,227,298	4,304,977
Trade and other receivables	10	825	526
Other current assets	12	1,479,603	185,433
TOTAL CURRENT ASSETS		6,707,726	4,490,936
NON-CURRENT ASSETS
Plant and equipment	11	58,527	71,150
Other non-current assets	12	35,164	35,164
TOTAL NON-CURRENT ASSETS		93,691	106,314
TOTAL ASSETS		6,801,417	4,597,250
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	1,244,417	604,142
Provisions	14	256,074	194,903
TOTAL CURRENT LIABILITIES		1,500,491	799,045
NON-CURRENT LIABILITIES
Provisions	14	71,610	48,389
TOTAL NON-CURRENT LIABILITIES		71,610	48,389
TOTAL LIABILITIES		1,572,101	847,434
NET ASSETS		5,229,316	3,749,816
EQUITY
Issued and unissued capital	15	75,120,164	70,188,989
Reserves	17	8,582,579	7,127,332
Accumulated losses	16	(78,473,427)	(73,566,505)
TOTAL EQUITY		5,229,316	3,749,816

The above statement of financial position should be read in conjunction with the accompanying notes.

FOR THE YEAR ENDED 30 JUNE 2010

		Issued and		Accumulated
	Note	Unissued Capital	Reserve	Losses	Total
		$	$	$	$
Consolidated Entity
Balance at 30 June 2008		69,842,303	6,067,740	(66,043,716)	9,866,327
Transactions with owners in their capacity as owners:
Shares issued gross of costs	15 and 17	142,125	-	-	142,125
Options exercised	15 and 17	217,754	(217,754)	-	-
Options issued	17	-	760,913	-	760,913
Transaction costs		(13,193)	-	-	(13,193)
Share options - value of share option scheme		-	516,433	-	516,433
		346,686	1,059,592	-	1,406,278
Loss for the year	16	-	-	(7,522,789)	(7,522,789)
Total comprehensive income for the year		-	-	(7,522,789)	(7,522,789)
Balance at 30 June 2009		70,188,989	7,127,332	(73,566,505)	3,749,816

Transactions with owners in their capacity as owners:
Shares issued gross of costs	15 and 17	5,185,124	-	-	5,185,124
Options exercised	15 and 17	90,107	(90,107)	-	-
Options issued	17	-	1,330,403	-	1,330,403
Transaction costs		(344,056)	-	-	(344,056)
Share options - value of share option scheme		-	214,951	-	214,951
		4,931,175	1,455,247	-	6,386,422
Loss for the year	16	-	-	(4,906,922)	(4,906,922)
Total comprehensive income for the year		-	-	(4,906,922)	(4,906,922)
Balance at 30 June 2010		75,120,164	8,582,579	(78,473,427)	5,229,316

The above statement of changes in equity should be read in conjunction with the accompany notes.

FOR THE YEAR ENDED 30 JUNE 2010

		Consolidated Entity
	Note	2010	2009
		$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(4,923,648)	(7,511,372)
Interest received		214,709	517,198
NET OPERATING CASH FLOWS	21a	(4,708,939)	(6,994,174)

CASH FLOWS RELATED TO INVESTING ACTIVITIES

Payments for purchases of plant and equipment		(22,667)	(36,192)
NET INVESTING CASH FLOWS		(22,667)	(36,192)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		6,000,000	114,000
Transaction costs relating to equity issuances		(344,056)	(13,193)
NET FINANCING CASH FLOWS		5,655,944	100,807

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS		924,338	(6,929,559)
Cash and cash equivalents at the beginning of the year		4,304,977	11,219,035
Effects of exchange rate changes on cash and cash equivalents		(2,017)	15,501
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	9	5,227,298	4,304,977

The above cash flow statement should be read in conjunction with the accompanying notes.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report of Prana Biotechnology Limited for the year ended 30 June 2010 was authorised for issue in accordance with a resolution of the Directors on 29 September 2010.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of Prana Biotechnology Limited and its subsidiaries.

STATEMENT OF COMPLIANCE
The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards, other authoritative pronouncements from the Australian Accounting Standards Board and Urgent Issues Group Interpretation. The consolidated financial statements of the Group also complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

BASIS OF PREPARATION
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or losss.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2010 and the comparative information presented in these financial statements for the year ended 30 June 2009.

Effective as of 1 July 2009, the Company adopted AASB 8 Operating Segments, which replaces AASB 114 Segment Reporting. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. This has had no effect on the consolidated entity as one reporting segment is still deemed applicable. The Company reports segment information in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Company’s steering committee that makes strategic decisions.

Effective as of 1 July 2009, the Company adopted amendments to AASB 7. The amendments to AASB 7 require enhanced disclosures about fair value measurements and liquidity risk. In particular, the amendments:

a)	clarify that the existing fair value disclosure requirements in AASB 7 must be made separately for each class of financial instrument;

b)	require disclosure of any change in a method for determining fair value and the reasons for the change

c)	introduce a three-level hierarchy for making fair value measurements, as follows:

a.	level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

b.	level 2 – inputs, other than quoted prices included within level 1, that are observable for the asset or liability; and

c.	level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs);

d)	require disclosure about the relative reliability of each fair value measurement in the statement of financial position;

e)	clarify that the current maturity analysis for non-derivative financial instruments should include issued financial guarantee contracts; and

f)
require disclosure of a maturity analysis for derivative financial liabilities the maturity analysis shall include the remaining contractual maturities for those derivative financial liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

GOING CONCERN BASIS
The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 30 June 2010, the consolidated entity incurred an operating loss of A$4,906,922 (2009 loss: A$7,522,789). As at year end, the consolidated entity’s net assets stood at A$5,229,316 (2009: A$3,749,816). The consolidated entity’s cash position has increased to A$5,227,298 from A$4,304,977 at 30 June 2009.

There remains significant uncertainty of the Company’s ability to continue as a going concern for a further 12 months from the date of signing the financial report and, therefore, whether the Company will realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. However, the Directors believe that the going concern basis of preparation is appropriate given the funding expected from the following sources:

•
Since inception, the consolidated entity has been able to raise funds to pursue its research programs, raising in excess of $85m through the issue of equity and warrants, before costs. In the past twelve months, the consolidated entity has demonstrated that it can raise capital by raising A$6,000,000 through the issue of equity, before costs. The Directors believe that there is an expectation that they can raise additional funding to enable the consolidated entity to continue to pursue the current business objectives and at the General Meeting held on 17 August 2010, received shareholder approval to issue 225,000,000 new ordinary shares to raise approximately A$27M, dependant on the final issue price.

•	Given the significant uncertainty of capital markets, other sources of funding to support the current business objectives are being pursued in parallel.

Including potential joint venture arrangements, merger, acquisition and other means of leveraging resources from potential partners to continue the business objectives of the consolidated entity over the next twelve months.

At this time, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position at 30 June 2010. Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

ACCOUNTING POLICIES
(a)	Principles of Consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prana Biotechnology Limited as at 30 June 2010 and the results of all subsidiaries for the year then ended. Prana Biotechnology and its subsidiaries together are referred to in this financial report as the group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholder of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another enity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Income Tax
Current tax
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax
Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax assets and liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period
Current and deferred tax is recognised as an expense or income in the Income Statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The consolidated entity has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the consolidated entity’s business (research and development) and its history of losses.

(c)	Plant and Equipment
Plant and equipment is measured at historical cost less accumulated depreciation and impairment.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

The following estimated useful lives are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate
Furniture & fittings	5-33%
Computer equipment	0.33
Plant & equipment	10-33%
Leasehold improvements	0.33

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Leases
Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the Group as leasee are classified as operating leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(e)	Financial Instruments
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

Warrants and Options
Under AASB 132: Financial Instruments: Disclosure and Presentation (‘AASB 132’), options and warrants issued for other than goods and services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (p) share-base payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are revalued to their current fair value, with the difference in fair value recorded in the Income Statement.

(f)	Impairment of Assets
At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the income statement immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the income statement immediately.

(g)	Intangible assets
Research and development
Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Foreign Currency Transactions and Balances
Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Prana Biotechnology Limited’s functional and presentation currency.

Foreign currency transactions
All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the income statement in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

•
income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

(i)	Employee Benefits
Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Consideration is given to expected future wage and salary levels and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(j)	Provisions
Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(k)	Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(l)	Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised on a time proportion basis using the effective interest method.

(m)	Other Income
Other income is recognised to the extent that it is probable that the economic benefits will flow to the entity and the income can be reliably measured.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Goods and Services Tax (“GST”)
Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the Balance Sheet are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(o)	Trade and Other Payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(p)	Share-Based Payments
Equity-based compensation benefits are provided to directors, employees and consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2004 US Employee, Directors and Consultants Share and Option Plan. Information relating to this plan is set out in note 22.

The fair value of options granted under the 2004 Australian & US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the receipients become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity’s estimate of shares that will eventually vest.

(q)	Loss Per Share
Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(r)	Share Capital
Ordinary share capital is recognised as the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(s)	Trade receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment.

(t)	Comparative figures
When required by Accounting Standards in particular AASB 101, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(u)	Parent Information
The financial information for the parent entity, Prana Biotechnology Limited, disclosed in Note 2 has been prepared on the same basis as the consolidated financial statements, except as set out below.

Investment in Subsidiaries
Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	New accounting standards and interpretations
The following Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and therefore have not been adopted by the Company for the annual reporting period ended 30 June 2010.

AASB 2009-8 Amendments to Australian Accounting Standards - Group Cash-Settled Share-based Payment Transactions [AASB 2] (effective from 1 January 2010)

The amendments made by the AASB to AASB 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity- or a cash-settled transaction. The group will apply these amendments retrospectively for the financial reporting period commencing on 1 July 2010. There will be no impact on the group’s financial statements.

AASB 2009-10 Amendments to Australian Accounting Standards - Classification of Rights Issues [AASB 132] (effective from 1 February 2010)

In October 2009 the AASB issued an amendment to AASB 132 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment must be applied retrospectively in acccordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The group will apply the amended standard from 1 July 2010. As the group has not made any such rights issues, the amendment will not have any effect on the group’s financial statements.

AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 (effective from 1 January 2013)

AASB 9 Financial Instruments addresses the classification and measurement of financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The revised Standard introduces a number of changes to the accounting for financial assets, the most significant of which includes: two categories for financial assets being amortised cost or fair value; removal of the requirement to separate embedded derivaties in financial assets, strict requirements to determine which financial assets can be classified as amortised cost or fair value. The group has not yet decided when to adopt AASB 9, however the amendment will not have any effect on the group’s financial statements.

Revised AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Accounting Standards (effective from 1 January 2011)

In December 2009 the AASB issued a revised AASB 124 Related Party Disclosures. It is effective for accounting periods beginning on or after 1 January 2011 and must be applied retrospectively. The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities and clarifies and simplifies the definition of a related party. The group will apply the amended standard from 1 July 2011, however the amendment will not have any effect on the group’s financial statements.

Interpretation 19 Extinguishing financial liabilities with equity instruments and AASB 2009-13 Amendments to Australian Accounting Standards arising from Interpretation 19 (effective from 1 July 2010)

AASB Interpretation 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equtiy swap). It requires a gain or loss to be recognised in profit or loss which is measure as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. The group will apply the interpretation from 1 July 2010. It is not expected to have any impact on the group’s financial statements since it is only retrospectively applied from the beginning of the earliest period presented (1 July 2009) and the group has not entered into any debt for equity swaps since that date.

AASB 2009-14 Amendments to Australian Interpretation - Prepayments of a Minimum Funding Requirement (effective from 1 January 2011)

In December 2009, the AASB made an amendment to Interpretation 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The amendment removes an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entitites to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. The group does not make any such prepayments. The amendment is therefore not expected to have any impact on the group’s financial statements. The group intends to apply the amendment from 1 July 2011.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	New accounting standards and interpretations (continued)
AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project (effective from 1 January 2010) [AASB 5, 8, 101, 107, 117, 118, 136 & 139]

The amendments to some Standards result in accounting changes for presentation, recognition or measurement purposes, while some amendments that relate to terminology and editorial changes are expected to have no or minimal effect on accounting except for the following:

The amendment to AASB 117 removes the specific guidance on classifying land as a lease so that only the general guidance remains. Assessing land leases based on the general criteria may result in more land leases being classified as finance leases and if so, the type of asset which is to be recorded (intangible vs. property, plant and equipment) needs to be determined.

The amendment to AASB 101 stipulates that the terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

The amendment to AASB 107 explicitly states that only expenditure that results in a recognised asset can be classified as a cash flow from investing activities.

The amendment to AASB 118 provides additional guidance to determine whether an entity is acting as a principal or as an agent. The features indicating an entity is acting as a principal are whether the entity:

•	has primary responsibility for providing the goods or service;

•	has inventory risk;

•	has discretion in establishing prices;

•	bears the credit risk.

The group will apply the amended standard from 1 July 2010, it is not expected to have any impact on the group’s financial statements.

AASB 2010-3 Amendments to Australian Accounting Standards arising from the Annual Improvements Project (effective from 1 July 2010) [AASB 3, AASB 7, AASB 121, AASB 128, AASB 131, AASB 132 & AASB 139]

Limits the scope of the measurement choices of non-controlling interest at proportionate share of net assets in the event of liquidation. Other components of NCI are measured at fair value.

Requires an entity (in a business combination) to account for the replacement of the acquiree’s share-based payment transactions (whether obliged or voluntarily), i.e., split between consideration and post combination expenses.

Clarifies that contingent consideration from a business combination that occurred before the effective date of AASB 3 Revised is not restated.

Eliminates the requirement to restate financial statements for a reporting period when significant influence or joint control is lost and the reporting entity accounts for the remaining investment under AASB 139. This includes the effect on accumulated foreign exchange differences on such investments.

The group will apply the amended standard from 1 July 2010, it is not expected to have any impact on the group’s financial statements.

AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project (effective 1 January 2011) [AASB 1, AASB 7, AASB 101, AASB 134 and Interpretation 13]

Emphasises the interaction between quantitative and qualitative AASB 7 disclosures and the nature and extent of risks associated with financial instruments.

Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

Provides guidance to illustrate how to apply disclosure principles in AASB 134 for significant events and transactions.

Clarify that when the fair value of award credits is measured based on the value of the awards for which they could be redeemed, the amount of discounts or incentives otherwise granted to customers not participating in the award credit scheme, is to be taken into account.

The group intends to apply the amendment from 1 July 2011, it is not expected to have any impact on the group’s financial statements.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

	Parent Entity
	2010	2009
	$	$

NOTE 2 PARENT INFORMATION

The following information has been extracted from the books and records of the parent and has been prepared in accordance with the accounting standards.

Balance Sheet
ASSETS
Current Assets	6,707,726	4,490,936
Non-current Assets	95,106	107,729
TOTAL ASSETS	6,802,832	4,598,665

LIABILITIES
Current Liabilities	1,499,354	797,685
Non-current Liabilities	71,610	48,389
TOTAL LIABILITIES	1,570,964	846,074

EQUITY
Issued Capital	75,120,164	70,188,989
Reserves	8,582,579	7,127,332
Accumulated losses	(78,470,875)	(73,563,730)
TOTAL EQUITY	5,231,868	3,752,591

Statement of Comprehensive Income
Total profit	(4,907,145)	(7,522,470)
Total comprehensive income	(4,907,145)	(7,522,470)

	Consolidated Entity
	2010	2009
	$	$
NOTE 3 REVENUE AND OTHER INCOME

From continuing operations
Other revenue
- Interest	215,008	428,193
Total other revenue	215,008	428,193

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

		Consolidated Entity
		2010	2009
	Note	$	$
NOTE 4 LOSS FOR THE YEAR

Loss before income tax has been determined after:
Expenses

Intellectual property expenses		431,082	1,107,534
Auditor and accounting expenses		168,909	129,998
Research and development expenses	4a	87,992	2,215,358

Personnel expenses
- Employee expenses		1,286,094	1,359,887
- Equity payments to employees		118,228	169,043
- Consultant and director expenses		923,472	1,022,227
- Equity payments to consultants and directors		612,252	1,136,428
- Defined contribution superannuation expenses		147,188	145,219
Total Personnel expenses*		3,087,234	3,832,804

Depreciation expenses		35,290	34,190

Other expenses
- Corporate compliance		284,156	299,250
- Office expenses		433,818	444,579
- Computer expenses		21,167	23,178
- Insurance		61,359	77,166
- Office rental under operating lease		140,199	134,702
Total Other expenses		940,699	978,875

Travel expenses		234,555	195,251
Public relations and marketing expenses		130,090	222,679
Foreign exchange gain (loss)		6,079	6,723
Gain (loss) on fair valuation of financial liabilities		-	(772,430)
Total expenses		5,121,930	7,950,982

* Personnel expenses include salaries and fees paid to employees and consultants involved in research and development activities

4a Research and development expenses	2010	2009
	$	$
Personnel expenses related to research and development	578,389	812,086
Research and development expenses[1]	87,992	2,215,358
Total Research and development expenses	666,381	3,027,444

1  Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

For the year ended 30 June 2010, the Company incurred research and development expenses of $2,340,377. Such expenses were offset by cash that the Company received or is receivable, due to an adjustment under a research and development contract, resulting in the line item of research and development expenses for such period being $87,992.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

	Consolidated Entity
	2010	2009
	$	$
NOTE 5 INCOME TAX EXPENSE

(a) Income tax expense
No income tax expense has arisen in the current or prior years from either current or deferred taxation.

(b) Numerical reconcillation of income tax expense to prima facie tax payable
Loss from continuing operations before income tax expense	(4,906,922)	(7,522,789)
Tax at the Australian rate of 30%	(1,472,077)	(2,256,837)
Effect of overseas tax rates	(34)	48
	(1,472,110)	(2,256,789)
Tax effects of amounts which are not deductible (taxable) in calculating taxable income
- entertainment	1,407	1,675
- other non deductible expenses	19	26
- share based payments	219,144	391,641
- research and development tax concession	(44,027)	(258,131)
- gain/(loss) on fair valuation of financial liabilities	-	(231,729)
	(1,295,567)	(2,353,307)
Adjustments for current tax of prior periods	(133,538)	13,806
	(1,429,106)	(2,339,501)
Future tax benefits not recognised as an asset	1,429,106	2,339,501
Income tax expense	-	-

(c) Amounts recognised directly in equity
No current or deferred tax amounts have been recognised in equity in the current or prior year.

(d) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	100,796,173	96,032,485
Potential tax benefit at 30%	30,238,852	28,809,746

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

	Consolidated Entity
	2010	2009
	$	$

NOTE 5 INCOME TAX EXPENSE (CONTINUED)

(e) Unrecognised temporary differences
Temporary differences for which no deferred tax asset has been recognised as recovery is not probable	(230,014)	246,714
- section 40-880 deductions	271,392	324,849
- accruals and provisions	(491,045)	(410,020)
- sundry items	(10,361)	331,885
Unrecognised deferred tax relating to the temporary differences	(69,004)	74,014

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2010 because the Directors do not believe that it is appropriate to regard realisation of the future income tax benefit as probable. Realisation of the benefit of tax losses would be subject to the Group satisfying the conditions for deductibility imposed by tax legislation and no subsequent changes in tax legislation adversely impacting the Group. The Group has made no assessment as to the satisfaction of deductibility conditions at 30 June 2010. Similarly, future benefits attributable to net temporary differences have not been brought to account as the Directors do not regard the realisation of such benefits as probable.

NOTE 6 KEY MANAGEMENT PERSONNEL COMPENSATION

(a)	Directors
The following persons were Directors of Prana Biotechnology Limited during the financial year :

Name	Position
Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Paul Marks	Non-Executive Independent Director (Appointed 14 January 2010)

(b)	Other Key Management Personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the consolidated entity, directly or indirectly during the financial year:

Name	Position
Mr Richard Revelins	Company Secretary and Chief Financial Officer
Ms Dianne Angus	Chief Operating Officer

(c)	Key Management Personnel Compensation
The aggregate compensation made to Key Management Personnel of the Company and the consolidated entity is set out below:

	Consolidated Entity
	2010	2009
	$	$
Short-term employee benefits	1,022,271	835,967
Post-employment benefits	76,772	62,488
Long-term benefits	-	-
Termination benefits	-	-
Share-based payments	213,348	497,321
	1,312,391	1,395,776

Additional disclosures required per AASB 124 can be found in sections A to E of the Remuneration Report.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 6 KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

(d)	Options and Rights Holdings
The number of options over ordinary shares in the Company held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel of the consolidated entity, including their personally related parties, are set out below:

	Balance at				Balance at
	start of	Granted as	Options	Options	end of	Vested and
	the year	Compensation	Exercised	Lapsed	the year	exercisable	Unvested
2010	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	3,000,000	-	-	(1,000,000)	2,000,000	1,000,000	1,000,000
Mr Brian Meltzer	950,000	-	-	(300,000)	650,000	350,000	300,000
Dr George Mihaly	950,000	-	-	(300,000)	650,000	350,000	300,000
Mr Peter Marks	950,000	-	-	(300,000)	650,000	350,000	300,000
Mr Paul Marks *	701,754	-	-	-	701,754	701,754	-
Other Key Management Personnel
Mr Richard Revelins	650,000	-	-	(300,000)	350,000	350,000	-
Ms Dianne Angus	1,694,837	292,256	-	-	1,987,093	1,792,256	194,837
	8,896,591	292,256	-	(2,200,000)	6,988,847	4,894,010	2,094,837

* Opening balance on appointment as a Director on 14 January 2010

	Balance at				Balance at
	start of	Granted as	Options	Options	end of the	Vested and
	the year	Compensation	Exercised	Lapsed	year	exercisable	Unvested
2009	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	3,000,000	-	-	-	3,000,000	1,000,000	2,000,000
Mr Brian Meltzer	950,000	-	-	-	950,000	350,000	600,000
Dr George Mihaly	950,000	-	-	-	950,000	350,000	600,000
Mr Peter Marks	950,000	-	-	-	950,000	350,000	600,000
Other Key Management Personnel
Mr Richard Revelins	650,000	-	-	-	650,000	350,000	300,000
Ms Dianne Angus	1,500,000	194,837	-	-	1,694,837	1,500,000	194,837
	8,000,000	194,837	-	-	8,194,837	3,900,000	4,294,837

All vested options are exercisable at the end of the year.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 6 KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

(e)	Shareholdings
The number of shares in the Company held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

	Balance at				Balance at
	the start of	Received as	Options	Net Change	the end of
	the year	Compensation	Exercised	Other*	the year
2010	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Paul Marks *	8,589,361	-	-	-	8,589,361
Other Key Management Personnel
Mr Richard Revelins	20,308	-	-	-	20,308
Ms Dianne Angus	250,000	-	-	-	250,000
	26,511,112	-	-	-	26,511,112

* Opening balance on appointment as a Director on 14 January 2010.

	Balance at				Balance at
	the start of	Received as	Options	Net Change	the end of
	the year	Compensation	Exercised	Other*	the year
2009	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Other Key Management Personnel
Mr Richard Revelins	20,308	-	-	-	20,308
Ms Dianne Angus	250,000	-	-	-	250,000
	17,921,751	-	-	-	17,921,751

* Net change other refers to shares purchased or sold during the financial year.

(f)	Loans to Key Management Personnel
There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

(g)	Other transactions with Key Management Personnel
There were no further transactions with Key Management Personnel not disclosed above.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

	Consolidated Entity
	2010	2009
	$	$
NOTE 7 AUDITORS’ REMUNERATION

(a) Audit services
PricewaterhouseCoopers Australian Firm
Audit and review of financial reports - current year	140,672	120,951
Audit and review of internal controls	45,000	-
Audit and review of SEC reporting	26,637	-
Total remuneration for audit services	212,309	120,951
No non-audit services have been provided by PricewaterhouseCoopers during the 2010 and 2009 financial years.

(b) Other audit services
Deloitte Touche Tohmatsu
Audit and review of SEC reporting	-	9,267
Total remuneration for other audit services	-	9,267

Deloitte Touche Tohmatsu served as our principal independent registered public audit firm until 30 November, 2006. The fees billed by Deloitte Touche Tohmatsu, as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates are for audit-related services in connection with SEC reviews.

NOTE 8 LOSS PER SHARE

	2010	2009
	cents	cents
(a) Basic loss per share	(2.16)	(3.72)
(b) Diluted loss per share	(2.16)	(3.72)
(c) Reconciliation of earnings to loss	$	$
Loss used to calculate basic loss per share	(4,906,922)	(7,522,789)
Loss used to calculate diluted loss per share	(4,906,922)	(7,522,789)
	No.	No.
(d) Weighted average number of ordinary shares outstanding during the year used in calculating basic loss per share.	227,527,388	202,357,885
Weighted average number of ordinary shares outstanding during the year used in calculating diluted loss per share	227,527,388	202,357,885

(e)
Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

	Consolidated Entity
	2010	2009
	$	$

9 CASH AND CASH EQUIVALENTS
Cash at bank and in hand	5,227,298	4,304,977
	5,227,298	4,304,977

The floating interest rates on cash at bank and in hand and deposits was between 1.11% and 4.50% (2009: 0.05% and 3.70%).

Reconciliation of cash
Cash at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:

Cash and cash equivalents	5,227,298	4,304,977

10 TRADE AND OTHER RECEIVABLES
Trade receivables
Accrued income	825	526
	825	526

11 PLANT AND EQUIPMENT
PLANT AND EQUIPMENT
Plant and equipment:
At cost	166,165	369,959
Accumulated depreciation	(151,739)	(366,894)
Net book value	14,426	3,065
Computer Equipment

At cost	109,071	108,704
Accumulated depreciation	(84,197)	(63,655)
Net book value	24,874	45,049
Furniture and Fittings

At cost	37,278	42,595
Accumulated depreciation	(18,125)	(21,053)
Net book value	19,153	21,542
Leasehold Improvements

At cost	75,659	75,659
Accumulated depreciation	(75,585)	(74,165)
Net book value	74	1,494
Total net book value	58,527	71,150

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

11 PLANT AND EQUIPMENT (CONTINUED)

Movements in Carrying Amounts
Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Plant and	Computer	Furniture	Leasehold
	Equipment	Equipment	and Fittings	Improvements	Total
2010	$	$	$	$	$

Consolidated Entity:
Balance at the beginning of year	3,065	45,049	21,542	1,494	71,150
Additions	15,260	7,096	311	-	22,667
Disposals	-	-	-	-	-
Depreciation expense	(3,899)	(27,271)	(2,700)	(1,420)	(35,290)
Net book value at the end of year	14,426	24,874	19,153	74	58,527

Movements in Carrying Amounts
Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Plant and	Computer	Furniture	Leasehold
	Equipment	Equipment	and Fittings	Improvements	Total
2009	$	$	$	$	$

Consolidated Entity:
Balance at the beginning of year	2,648	39,357	24,230	2,913	69,148
Additions	3,774	32,417	-	-	36,191
Disposals	-	-	-	-	-
Depreciation expense	(3,357)	(26,725)	(2,688)	(1,419)	(34,189)
Net book value at the end of year	3,065	45,049	21,542	1,494	71,150

	Consolidated Entity
	2010	2009
	$	$

12 OTHER ASSETS
CURRENT
Prepayments	72,892	185,433
Other Receivable*	1,406,711	-
	1,479,603	185,433
*Refer to Note 4a for further details in relation to other receivables.
NON-CURRENT
Rental Deposits	35,164	35,164
	35,164	35,164

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

		Consolidated Entity
	Note	2010	2009
		$	$

13 TRADE AND OTHER PAYABLES
CURRENT
Trade payables		279,752	109,871
Sundry payables and accrued expenses		964,665	494,271
		1,244,417	604,142
14 PROVISIONS

a) Aggregate Employee Benefits Liability
CURRENT
Annual leave		171,789	126,427
Long service leave	(i)	84,285	68,476
		256,074	194,903
NON-CURRENT
Long service leave		71,610	48,389
		71,610	48,389

		No.	No.
b) Number of Employees at Year-end		12	12

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in Note 1 to this report.

(i)	Amounts not expected to be settled within the next 12 months
The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months. The following amounts reflect leave that is not to be expected to be taken or paid within the next 12 months.

	Consolidated Entity
	2010	2009
	$	$

Long service leave obligation expected to be settled after 12 months	84,285	68,476

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

		Consolidated Entity
	Note	2010	2009
		$	$

15 ISSUED AND UNISSUED CAPITAL
234,045,871 (2009: 202,710,473) fully paid ordinary shares	15a	72,418,520	67,487,345
Nil (2009: 14,279,133) options over fully paid ordinary shares	15b	2,701,644	2,701,644
		75,120,164	70,188,989

(a) Ordinary Shares		2010		2009
		No.	$	No.	$

At the beginning of reporting period		202,710,473	67,487,345	201,800,240	67,140,659
Shares issued during the year	(i)	30,915,000	5,185,124	93,750	142,125
Shares issued on exercise of options	(ii)	420,398	90,107	816,483	217,754
Transaction costs relating to share issues		-	(344,056)	-	(13,193)
At reporting date		234,045,871	72,418,520	202,710,473	67,487,345

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(i) 2010	Details	Number	Issue Price
			$	$

11 September 2009	Issued as part of a capital raising	30,000,000	0.17	5,017,421
27 November 2009	Issued as part of a capital raising	750,000	0.17	125,436
2 March 2010	Issued to a consultant [1]	165,000	0.15	24,750
30 June 2010	Proposed issue to a consultant [4]	-	0.32	17,517
		30,915,000		5,185,124

2009	Details	Number	Issue Price
			$	$

3 September 2008	Issued to a consultant [1]	31,250	0.42	13,125
3 December 2008	Issued to a consultant [1]	31,250	0.30	9,375
3 March 2009	Issued to a consultant [1]	31,250	0.18	5,625
4 December 2008	Exercise of options by consultant [2]			114,000
		93,750		142,125

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

15 ISSUED AND UNISSUED CAPITAL (CONTINUED)

(ii) 2010	Details	Number	Exercise Price
			$	$

15 July 2009	Exercise of options [3]	180,666	-	37,366
2 September 2009	Exercise of options [3]	54,500	-	11,990
8 October 2009	Exercise of options [3]	105,232	-	23,151
	Exercise of options [3]	80,000	-	17,600
		420,398		9,010,704

2009	Details	Number	Issue Price
			$	$

23 July 2008	Exercise of options [3]	80,000	-	38,400
31 July 2008	Exercise of options [3]	80,000	-	35,200
27 August 2008	Exercise of options [3]	18,939	-	7,576
15 October 2008	Exercise of options [3]	50,899	-	15,439
17 November 2008	Exercise of options [3]	49,803	-	11,455
4 December 2008	Exercise of options [3]	400,000	0.29	44,000
3 March 2009	Exercise of options [3]	136,842	-	65,684
		816,483		217,754

[1]	Equity was issued for nil consideration and valued by the Company based on the market price per share on grant date.
[2]	Consideration received for 400,000 options exercised at $0.285.
[3]	Equity value is the fair value at grant date.
[4]	Shares expensed under AASB2, but not yet issued. The market value of shares to be issued to consultant is equivalent to the contracted services.

(b) Options	2010		2009
	No.	$	No.	$

At the beginning of reporting period	14,279,133	2,701,644	14,279,133	2,701,644
Options expired during the year*	(14,279,133)	-	-	-
At reporting date	-	2,701,644	14,279,133	2,701,644

*Options expired unexercised 30 November 2009

	Consolidated Entity
	2010	2009
	$	$

NOTE 16 ACCUMULATED LOSSES
The movement in accumulated losses during the year were as follows:
Balance 1 July	(73,566,505)	(66,043,716)
Loss for the year	(4,906,922)	(7,522,789)
Balance 30 June	(78,473,427)	(73,566,505)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

		Consolidated Entity
	Note	2010	2009
		$	$

NOTE 17 RESERVES
Share based payment reserve
26,419,378 (2009: 13,335,167) options
over fully paid ordinary shares	17a	6,613,582	5,158,335
380,000 (2009: 380,000) options over ADRs	17b	1,515,434	1,515,434
Nil (2009: Nil) warrants over ADRs	17c	453,563	453,563
		8,582,579	7,127,332

(a) Options over fully paid ordinary shares		2010		2009
		No.	$	No.	$

At the beginning of reporting period		13,335,167	5,158,335	11,051,832	4,098,743
Options issued during year	(i)	15,704,609	1,330,403	3,099,818	760,913
Exercise of options	(ii)	(420,398)	(90,108)	(816,483)	(217,754)
Expiration of options	(iii)	(2,200,000)	-	-	-
Expense recorded over vesting period of options		-	214,951	-	516,433
At reporting date		26,419,378	6,613,582	13,335,167	5,158,335

(i) Issued during 2010	Details	Number	Option fair value
			$	$

2 September 2009	Issued to a consultant [1]	80,000	0.22	17,600
27 November 2009	Issued as part of a capital raising [2]	10,000,000	0.09	857,143
27 November 2009	Issued to a consultant [3]	3,500,000	0.08	280,000
8 June 2010	Issued to employees 4 & 5	645,853	0.14	18,291
8 June 2010	Issued to a consultant 4 & 6	60,000	0.14	1,699
8 June 2010	Issued to an employee [7]	126,500	0.13	16,445
8 June 2010	Issued to an employee 7 & 9	292,256	0.10	29,226
8 June 2010	Issued to a consultant [7]	1,000,000	0.11	110,000
		15,704,609		1,330,403

Issued during 2009	Details	Number	Option fair value
			$	$

17 October 2008	Issued to a consultant [8]	2,000,000	0.28	560,000
16 June 2009	Issued to an employee 4, 9 & 10	194,837	0.18	11,718
16 June 2009	Issued to employees [1]	574,981	0.22	126,495
16 June 2009	Issued to consultants [1]	330,000	0.19	62,700
		3,099,818		760,913

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 17 RESERVES (CONTINUED)
(a) Options over fully paid ordinary shares (continued)

(ii) 2010	Details	Number	Exercise Price
			$	$

15 July 2009	Exercise of options [1]	(180,666)	-	37366.52
2 September 2009	Exercise of options [1]	(54,500)	-	(11,990)
8 October 2009	Exercise of options [1]	(105,232)	-	(23,151)
2 March 2010	Exercise of options [1]	(80,000)	-	(17,600)
		(420,398)		(90,108)

2009	Details	Number	Exercise Price $	$

23 July 2008	Exercise of options [1]	(80,000)	-	(38,400)
31 July 2008	Exercise of options [1]	(80,000)	-	(35,200)
27 August 2008	Exercise of options [11]	(18,939)	-	(7,576)
15 October 2008	Exercise of options [11]	(50,899)	-	(15,439)
17 November 2008	Exercise of options [1]	(49,803)	-	(11,455)
4 December 2008	Exercise of options [12]	(400,000)	0.29	(44,000)
3 March 2009	Exercise of options [1]	(136,842)	-	(65,684)
		(816,483)		(217,754)

(iii) 2010	Details	Number	$
31 July 2009	Expired, unexercised, 31 July 200912	(2,200,000)	-

[1]	Options exercisable at $nil on or before 31 October 2010
[2]	Options exercisable at $0.30 on or before 11 September 2013
[3]	Options exercisable at $0.30 on or before 23 September 2012
[4]	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 consecutive trading days
[5]	A further $73,162 will be expensed in the 2011 & 2012 financial years, being a total of $91,453 expensed over the option vesting period.
[6]	A further $6,797 will be expensed in the 2011 & 2012 financial years, being a total of $8,496 expensed over the option vesting period.
[7]	Options exercisable at $0.15 on or before 31 March 2014
[8]	Options exercisable at $0.50 on or before 30 June 2010
[9]	Refer to Remuneration Report for equity valuation
[10]	A further $23,436 will be expensed in the 2010 financial year, being a total of $35,154 expensed over the option vesting period.
[11]	Options exercisable at $nil on or before 31 December 2011 with a share price hurdle of $0.50 for 5 consecutive trading days
[12]	Options exercisable at $0.285 on or before 17 December 2008

(b) Options over ADRs [1]	2010		2009
	No.	$	No.	$

At the beginning of reporting period	380,000	1,515,434	380,000	1,515,434
At reporting date	380,000	1,515,434	380,000	1,515,434

1  Options exercisable at USD$5.00 on or before 17 December 2012. These options are convertible to ADRs, 1 ADR = 10 ordinary shares.

(c) Warrants over ADRs [1]	2010		2009
	No.	$	No.	$

At the beginning of reporting period	-	453,563	320,000	453,563
Expiration of warrants [2]	-	-	(320,000)	-
At reporting date	-	453,563	-	453,563

[1]	Warrants exercisable at USD$8.00 on or before 4 June 2009. These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares.
[2]	Warrants expired without being exercised on 4 June 2009.

(d)   Nature and purpose of reserve
The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 18 CONTINGENT LIABILITIES AND CONTINGENT ASSETS

A contingent liability which was reported by the company in its last annual report, relating to a past employee matter, is no longer considered material.

There are no contingent assets or liabilities at the date of this report. The consolidated entity is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the company.

NOTE 19 SEGMENT REPORTING

The Group’s activities are predominantly within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

20 COMMITMENTS

Expenditure commitments relating to operating leases and research and development contracts as detailed below, relate to the parent entity.

	Consolidated Entity
	2010	2009
	$	$

(a) Operating Lease Commitments
Non-cancellable operating leases contracted for but not capitalised in the financial statements
Payable - minimum lease payments
- not later than 12 months	114,152	110,411
- between 12 months and 5 years	38,520	40,521
- greater than 5 years	-	-
	152,672	150,932

The property lease is a non-cancellable lease with an 12 month term, with rent payable monthly in advance. Commencing 1 November 2010, the lease has been renewed for a further term of 12 months.

(b) Research and Development Contracts
- not later than 12 months	2,151,895	485,861
- between 12 months and 5 years	86,335	43,028
- greater than 5 years	-	-
	2,238,230	528,889
Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Section D of the Remuneration Report contained in the Directors’ Report.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

	Consolidated Entity
	2010	2009
	$	$

NOTE 21 CASH FLOW INFORMATION
(a) Reconciliation of Cash Flow from Operations
with Loss after Income Tax
Loss for the period	(4,906,922)	(7,522,789)
Add back depreciation expense	35,290	34,190
Add back (gain)/loss on fair value of financial liabilities	-	(772,430)
Add back share based payments expense	730,478	1,305,471
(Increase)/Decrease in accounts receivable	(299)	120,115
(Increase)/Decrease in other current assets	(1,294,170)	68,892
Increase/(Decrease) in provisions	84,392	32,849
Increase/(Decrease) in accounts payable	640,275	(244,971)
Add back foreign exchange	2,017	(15,501)
Cash flow from operations	(4,708,939)	(6,994,174)

(b)	Non-cash Financing and Investing Activities
See notes 15 and 17 for equity issued for nil consideration.

NOTE 22 SHARE-BASED PAYMENTS
At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the consolidated entity’s intellectual property rights. Due to the consolidated entity’s US presence, a US plan and an Australian plan were developed. At 30 June 2010 equity had been issued to 1 previous Director, while a Director, under the US plan and 5 Directors, 3 Key Management Personnel, 16 employees and 16 consultants under the Australian Plan.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	Consolidated Entity
	2010	2009
	Number of Shares	Number of Shares

Outstanding at the beginning of the year	5,076,485	4,166,252
Granted	165,000	93,750
Exercised Options	420,398	816,483
Outstanding at year-end	5,661,883	5,076,485

Shares issued to employees and consultants were valued at the market price per share at date of grant. See note 15 for further detail. The weighted average fair value of the shares granted during the year was $0.15.
$24,750 was included under personnel expenses in the Statement of Comprehensive Income in the year ended 30 June 2010. 2004 Australian Employee, Directors and Consultants Share and Option Plan - Options

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 22 SHARE-BASED PAYMENTS (CONTINUED)

	Consolidated Entity
	2010		2009
	Number	Weighted	Number	Weighted
	of Options	Average	of Options	Average
		Exercise Price		Exercise Price
		$		$

Outstanding at the beginning of the year	12,471,183	0.14	10,187,848	0.08
Granted	2,204,609	0.10	3,099,818	0.32
Exercised	(420,398)	-	(816,483)	0.14
Expired	(2,200,000)	-	-	-
Outstanding at year-end	12,055,394	0.16	12,471,183	0.14
Exercisable at year-end	8,477,204	0.23	7,398,846	0.23

There were 420,398 options exercised during the year ended 30 June 2010. These options were exercised into ordinary shares with a weighted average share price of $0.19 at exercise date.

The options outstanding at 30 June 2010 had a weighted average exercise price of $0.16 and a weighted average remaining contractual life of 1.31 years. Exercise prices range from nil to $0.50 in respect of options outstanding at 30 June 2010.

The weighted average fair value of the options granted during the year was $0.12.

This price was calculated by using a Barrier Pricing model applying the following inputs:
Weighted average exercise price	$0.10
Weighted average life of the option	3.98 years
Underlying share price	$0.15
Expected share price volatility	120%
Risk free interest rate	5.13%

$408,212 is included under employee benefits expense in the Statement of Comprehensive Income in the year ended 30 June 2010. There is a remaining balance to be expensed in future periods of $79,960.

Share Based Payments outside of Employees’, Directors’ and Consultants’ Share and Option Plan

	Consolidated Entity
	2010		2009
	Number	Weighted	Number	Weighted
	of Options	Average	of Options	Average
		Exercise Price		Exercise Price
		$		$

Outstanding at the beginning of the year	863,984	0.40	863,984	0.40
Granted	13,500,000	0.30	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	14,363,984	0.31	863,984	0.40
Exercisable at year-end	14,363,984	0.31	863,984	0.40

There were no options exercised during the year ended 30 June 2010 outside of the plan.

There were 13,500,000 options granted during the year ended 30 June 2010 outside of the plan.

The options oustanding at 30 June 2010 had a weighted average exercise price of AUD$0.31 and a weighted average remaining contractual life of 2.8 years.

$280,000 is included under personnel expenses in the Statement of Comprehensive Income related to equity issued outside of the plan. All equity issued outside of the plan has been expensed in current and prior periods.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 22 SHARE-BASED PAYMENTS (CONTINUED)
2004 US ADR Option Plan - Options

	Consolidated Entity
	2010		2009
		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price
	of Options	USD$	of Options	USD$
Outstanding at the beginning of the year	380,000	5	380,000	5
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	380,000	5	380,000	5
Exercisable at year-end	380,000	5	380,000	5

There were no options exercised during the year ended 30 June 2010 under this plan.

There were no options granted during the year ended 30 June 2010 under this plan.

The options oustanding at 30 June 2010 had a weighted average exercise price of USD$5.00 and a weighted average remaining contractual life of two and half years.

In the year ended 30 June and 2010, there was no value included under personnel expenses in the Statement of Comprehensive Income related to equity issued under this plan. All equity issued under this plan has been expensed in prior periods.

23 EVENTS AFTER THE BALANCE SHEET DATE
On the 17 August 2010 Prana Biotechnology received shareholder approval to place up to 225,000,000 new fully paid ordinary shares having an issue price at least eighty percent (80%) of the average market price of the Company’s shares for the five (5) trading days prior to the issue of those shares. Further information in relation to this placement is contained in the Notice of Meeting released on the ASX on 19 July 2010.

NOTE 24 RELATED PARTY TRANSACTIONS
There were no related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 25 FINANCIAL RISK MANAGEMENT
The Groups activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the consolidated entity. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit, Risk and Compliance Committee.

(a)	Market Risk
(i)	Foreign Currency Risk
The Group engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet it’s foreign currency payments. The Group does not make use of deriviative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in $AUD at year-end spot rates:

	Consolidated Entity
	2010	2009
	$	$
Cash and cash equivalents ($USD)	105,940	211,286
Cash and cash equivalents (ЄEUR)	700,969	74,007
Cash and cash equivalents (£GBP)	1,153	725
Trade and other payables ($USD)	(6,898)	(53,338)
Trade and other payables (ЄEUR)	(130,110)	-
Trade and other payables (£GBP)	-	-
Total exposure	671,054	232,680

The Group has conducted a sensitivity analysis of the Group’s exposure to foreign currency risk. The Group is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past 5 years based on the year-end spot rates. The variables for USD, EUR and GBP being 3%, 3% and 12% respectively. All the amounts in the table below are displayed in $AUD.

Based on the financial instruments held at 30 June 2010, had the Australian dollar weakened/strengthened by 3% against the US dollar and the EURO with all other variables held constant, the Group’s post-tax profit for the year would have been $19,512 lower/$20,719 higher (2009: $6,756 lower/$7,174 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table. The Group’s exposure to other foreign exchange movements is not material.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 25 FINANCIAL RISK MANAGEMENT (CONTINUED)
(a)	Market Risk (continued)
(ii)	Interest Rate Risk
The consolidated entity’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The consolidated entity exposure to interest rate risk has not changed since the prior year.

			Fixed	Fixed	Fixed
	Weighted	Floating	Interest Rate	Interest Rate	Interest Rate	Non-Interest
	Average Effective	Interest Rate	Within Year	1 to 5 years	Over 5 years	Bearing	Total
2010	Interest Rate	$	$	$	$	$	$
	Consolidated Entity
Financial Assets:
Cash and cash equivalents	3.67%	5,222,992	-	-	-	4,306	5,227,298
Receivables	-	-	-	-	-	825	825
Other current assets	0.13%	-	35,164	-	-	1,479,603	1,514,767
Total Financial Assets		5,222,992	35,164	-	-	1,484,734	6,742,890
Financial Liabilities:					-
Trade and other payables		-	-	-	-	1,244,417	1,244,417
Other financial liabilities		-	-	-	-	-	-
Total Financial Liabilities		-	-	-	-	1,244,417	1,244,417

			Fixed	Fixed	Fixed
	Weighted	Floating	Interest Rate	Interest Rate	Interest Rate	Non-Interest
	Average Effective	Interest Rate	Within Year	1 to 5 years	Over 5 years	Bearing	Total
2009	Interest Rate	$	$	$	$	$	$
	Consolidated Entity
Financial Assets:
Cash and cash equivalents	2.77%	4,299,229	-	-	-	5,748	4,304,977
Receivables		-	-	-	-	526	526
Other current assets	0.59%	-	35,164	-	-	185,433	220,597
Total Financial Assets		4,299,229	35,164	-	-	191,707	4,526,100
Financial Liabilities:
Trade and other payables		-	-	-	-	604,142	604,142
Other financial liabilities		-	-	-	-	-	-
Total Financial Liabilities		-	-	-	-	604,142	604,142

There has been no change to the consolidated entity’s exposure to interest rate risk or the manner in which it manages and measures its risk in the current year.

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

NOTE 25 FINANCIAL RISK MANAGEMENT (CONTINUED)
(a)	Market Risk (continued)
An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2009.

	Consolidated Entity
	2010	2009
	$	$
+1% (100 basis points)	52,582	43,344
-1% (100 basis points)	(52,582)	(43,344)

(b)	Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has no significant concentration of credit risk and it is not the Group’s policy to hedge credit risk.

The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party.

There has been no significant change in the consolidated entity’s exposure to credit risk since the previous year. The carrying amount of the Group’s financial assets represent the maximum credit exposure.

(c)	Liquidity Risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

MATURITIES OF FINANCIAL LIABILITIES

	Less than		Total contracted	Carrying
2010	6 months	6-12 months	cashflows	amounts
Consolidated Entity
Trade and other payables	1,244,417	-	1,244,417	1,244,417

2009
Consolidated Entity
Trade and other payables	604,142	-	604,142	604,142

(d)	Capital Risk Management
The consolidated entity’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares  or reduce its capital, subject to the provisions of the Group’s constitution. The capital structure of the consolidated entity consists of equity attributed to equity holders of the consolidated entity, comprising contributed equity, reserves and accumulated losses disclosed in notes 15, 16 and 17. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group’s Management the Board monitors the need to raise additional equity from the equity markets.

(e)	Fair Value Estimation
The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 1.

In the Director’s opinion:

(a)	the financial statements and notes, as set out on pages 23 to 55, are in accordance with the Corporations Act 2001 including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June 2010 and of their performance for the financial year ended on that date; and

(iii)	complying with International Financial Reporting Standards as disclosed in Note 1

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001. This declaration is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Director

Melbourne
30 September 2010

TO THE MEMBERS OF PRANA BIOTECHNOLOGY LIMITED

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
Telephone 61 3 8603 1000
Independent auditor's report to the members of	Facsimile 61 3 8603 1999
Prana Biotechnology Limited	pwc.com.au

Report on the financial report

We have audited the accompanying financial report of Prana Biotechnology Limited (the company), which comprises the statement of financial position as at 30 June 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the consolidated entity. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor's responsbility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Liability limited by a scheme approved under Professional Standards Legislation

TO THE MEMBERS OF PRANA BIOTECHNOLOGY LIMITED

Independent auditor's report to the members of Prana Biotechnology Limited (continued)

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have compiled with the independence requirements of the Corporations Act 2001.

Auditor's opinion

In our opinion:

(a)	the financial report of Prana Biotechnology Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity's financial position as at 30 June 2010 and of its performance for the year ended on that date; and
(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	the financial report and notes also comply with International Financial Reporting Standards as disclosed In Note 1.

Significant Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the financial report, which comments on the potential consequences of the company ability to continue raising funds to meet their operational requirements. Accordingly there is significant uncertainty about whether the company will continue as a going concern and therefore, whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

Report on the Remuneration Report

We have audited the remuneration report included in the directors' report for the year ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the remuneration report of Prana Biotechnology Limited for the year ended 30 June 2010, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers'

Andrew Barlow	Melbourne
Partner	30 September 2010

AS AT 27 SEPTEMBER 2010

NUMBER OF HOLDERS OF EQUITY SECURITIES
Ordinary Shares
241,110,620 fully paid ordinary shares are held by 2,427 individual shareholders

All ordinary shares carry one vote per share

Options
1,066,583 unlisted options exercisable at $0.00 on or before 31 October 2010, are held by 7 individual shareholders

2,400,000 unlisted options exercisable at $0.30 on or before 31 October 2010, are held by 5 individual shareholders

5,395,112 unlisted options exercisable at $0.43 on or before 30 November 2010, are held by 29 individual shareholders

5,395,112 unlisted options exercisable at $0.37 on or before 31 October 2010, are held by 29 individual shareholders

2,235,023 unlisted options exercisable at $0.00 when the share price reaches $0.40 for 5 consecutvie trading days, on or before 07 August 2014, are held by 11 individual shareholder

341,865 unlisted options exercisable at $0.00 when the share price reaches $0.50 for 5 consecutvie trading days, on or before 31 December 2011, are held by 6 individual shareholders

10,000,000 unlisted options exercisable at $0.30 on or before 11 September 2013, are held by 1 individual shareholder

3,500,000 unlisted options exercisable at $0.30 on or before 23 September 2012, are held by 1 individual shareholder

1,418,756 unlisted options exercisable at $0.15 on or before 31 March 2014, are held by 3 individual shareholders

380,000 unlisted options exercisable at USD$5.00 on or before 17 December 2012, convertible to 380,000 ADRs (1 option converts into 1 NASDAQ ADR = 10 ASX shares) are held by 1 individual shareholder

All options and warrants do not carry a right to vote.  Voting rights will be attached to the unissued shares when the options and warrants have been exercised.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES
No. of Holders
1 - 1,000	348
1,001 - 5,000	857
5,001 - 10,000	414
10,001 - 100,000	686
100,001 - and over	122
Total number of shareholders	2,427
Unmarketable parcels	919

AS AT 21 SEPTEMBER 2010

TWENTY LARGEST HOLDERS OF QUOTED SECURITIES
	Fully Paid Ordinary Shares
Shareholders	Number	%
1 NATIONAL NOMINEES LIMITED	105,833,765	43.86
2 MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	15,245,789	6.32
3 JAGEN NOMINEES PTY LTD	14,008,500	5.81
4 BAYWICK PTY LTD	12,865,000	5.33
5 JJ HOLDINGS (VIC) PTY LTD	7,829,263	3.24
6 MR JAMES V BABCOCK	3,980,263	1.65
7 HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	3,496,345	1.45
8 NRB DEVELOPMENTS PTY LTD	2,970,000	1.23
9 NEUROTRANSMISSION PTY LTD	2,875,000	1.19
10 LUJETA PTY LTD	2,500,000	1.04
11 HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA	1,848,750	0.77
12 KEMPLER SUPER PTY LTD	1,833,947	0.76
13 ROBERT & ARDIS JAMES FOUNDATION	1,826,024	0.76
14 SECOND CHANCE INVESTMENTS PTY LTD	1,650,000	0.68
15 JAGEN NOMINEES PTY LTD	1,400,560	0.58
16 JP MORGAN NOMINEES AUSTRALIA LIMITED	1,361,304	0.56
17 P N GEROLYMATOS SA	1,350,000	0.56
18 ROGER BURGESS (RADIOLOGY) PTY	1,010,000	0.42
19 GREENSLADE HOLDINGS PTY LTD	1,000,000	0.41
20 MR ROBERT SMORGON & MRS VICKY SMORGON	1,000,000	0.41
	185,884,510	77.03

UNQUOTED EQUITY SECURITIES HOLDINGS GREATER THAN 20%
There are no unquoted equity securities holding greater than 20%.

SUBSTANTIAL SHAREHOLDERS
The names of substantial shareholders who have notified the Company in accordance with Section 671B of the Corporations Act are:
Bank of America Corporation	30,080,000	ordinary shares
Baywick Pty Ltd	17,055,000	ordinary shares
Jagen Nominees Pty Ltd	15,409,060	ordinary shares
Atlas Master Fund Ltd	12,836,682	ordinary shares

SHAREHOLDER ENQUIRIES
Shareholders with enquiries about their shareholdings should contact the Share Registry:
Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria, 3067, Australia
Telephone: 1300 85 05 05 (within Australia)+ 61 3 9415 4000 (overseas)
Facsimile: + 61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

CHANGE OF ADDRESS, CHANGE OF NAME, CONSOLIDATION OF SHAREHOLDINGS
Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

ANNUAL REPORT MAILING
Shareholders who wish to receive a hard copy of the Annual Financial Report should advise the Share Registry or the Company in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx. com.au or www.pranabio.com. All shareholders will continue to received all other shareholder information.

TAX FILE NUMBERS
It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS (Clearing House Electronic Subregister System)

Shareholders wishing to move to uncertified holdings under the Australian Stock Exchange CHESS system should contact their stockbroker.

UNCERTIFIED SHARE REGISTER
Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

WEBSITE
Shareholders wishing to access specific information about their holding can visit the Share Registry’s website at www.computershare.com.au

DIRECTORS
Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Paul Marks	Non-Executive Independent Director

COMPANY SECRETARY
Mr Richard Revelins

AUDITORS
PricewaterhouseCoopers
Chartered Accountants
2 Southbank Boulevard
Southbank, Victoria, 3006, Australia

REGISTERED OFFICE
Suite 2, 1233 High Street
Armadale, Victoria 3143  Australia
Phone: + 61 3 9824 8166
Fax: + 61 3 9824 8161

SOLICITORS
Quinert Rodda & Associates
Level 19, 500 Collins Street
Melbourne, Victoria, 3000, Australia

PRINCIPAL PLACE OF BUSINESS
Level 2, 369 Royal Parade
Parkville, Victoria 3052 Australia
Phone: + 61 3 9349 4906
Fax: + 61 3 9348 0377

SECURITIES QUOTED
Australian Securities Exchange
Code: PBT (Shares)
NASDAQ (North American Dealers Automated Quotation)
Code: PRAN (ADRs)

SHARE REGISTRY
Computershare Investor Services Pty Ltd
Yarra Falls,  452 Johnston Street
Abbotsford, Victoria, 3067, Australia
Telephone: 1300 85 05 05 (within Australia)
                    + 61 3 9415 4000 (overseas)
Facsimile:   + 61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

WEBSITE
www.pranabio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: October 1, 2010